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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT

                         UNDER SECTION 14(D)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                                  AQUILA, INC.

                           (Name of Subject Company)

                                  AQUILA, INC.

                       (Name of Person Filing Statement)

            CLASS A COMMON STOCK, PAR VALUE $0.01 PER CLASS A SHARE

                         (Title of Class of Securities)

                                   03840J106

                     (CUSIP Number of Class of Securities)

                             JEFFREY D. AYERS, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                                  AQUILA, INC.
                         1100 WALNUT STREET, SUITE 3300
                          KANSAS CITY, MISSOURI 64106
                                 (816) 527-1000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                             JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939

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ITEM 1. SUBJECT COMPANY INFORMATION

    NAME AND ADDRESS. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Aquila, Inc., a Delaware corporation ("Aquila"). The address of Aquila's principal executive office is 1100 Walnut Street, Suite 3300, Kansas City, Missouri 64106. The telephone number of Aquila's principal executive office is (816) 527-1000.

    SECURITIES.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the Class A common stock, par value $0.01 per share, of Aquila (the "Class A Shares"). As of December 12, 2001, there were 19,975,000 Class A Shares outstanding.

    UTILICORP OWNERSHIP OF AQUILA COMMON STOCK. As of December 3, 2001, UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), did not own any Class A Shares but it owned 80,025,000 shares of Aquila's Class B common stock (constituting 100% of Aquila's Class B common stock), each share of which is convertible into one Class A Share. Because each share of Class B common stock entitles the holder to ten votes per share, UtiliCorp holds 98% of the combined voting power of Aquila's outstanding common stock. As the holder of a majority of the voting power, UtiliCorp is entitled under Aquila's certificate of incorporation to nominate for election a majority of the members of Aquila's board of directors (the "Board") and can exercise control over Aquila's affairs.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSONS

    NAME AND ADDRESS.  Aquila, the subject company, is the person filing this
Schedule 14D-9. Its business address and telephone number are set forth above under the caption "Subject Company Information."

    EXCHANGE OFFER. This Schedule 14D-9 relates to the offer by UtiliCorp being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO (the "Schedule TO") and contained in the Registration Statement on Form S-4 (the "Form S-4"), each as filed by UtiliCorp with the Securities and Exchange Commission (the "Commission") on December 3, 2001, to exchange 0.6896 of a share of common stock, par value $1.00 per share, of UtiliCorp for each outstanding Class A Share (the "Exchange Ratio") validly tendered in the offer and not withdrawn, and cash in lieu of fractional shares (the "Exchange Consideration"), upon the terms and subject to the conditions set forth in the Offer Document (which, together with the related letter of transmittal and other documents mailed with the Offer Document, as each may be amended or supplemented from time to time, constitutes the "Offer").

    As set forth in the Offer Document, the Offer is subject to a number of conditions, including:

    (a) Aquila stockholders who are not directors or executive officers of UtiliCorp having tendered into the Offer and not withdrawn, as of the expiration of the Offer, at least a majority of the outstanding Class A Shares (the "Minimum Condition");

    (b) the Form S-4 having been declared effective by the Commission and not subject to any stop order or proceeding seeking a stop order;

    (c) the shares of UtiliCorp common stock to be issued in the Offer and the Merger (defined below) having been approved for listing on the New York, Toronto and Pacific Stock Exchanges; and

    (d) UtiliCorp's acquisition of Aquila shares and issuance of UtiliCorp shares in the Offer and the Merger having been approved by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act.

    As set forth in the Offer Document, UtiliCorp will not waive any of the above conditions.

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    In addition, UtiliCorp may extend the expiration of the Offer or terminate the Offer, if any of the following occurs and is continuing, and in UtiliCorp's good faith reasonable judgment, regardless of the circumstances, it would be inadvisable for UtiliCorp to proceed with the Offer:

    (a) any governmental authority of competent jurisdiction has issued an injunction, order, decree, judgment or ruling that is in effect, or has promulgated or enacted a statute, rule, regulation or order, which in any such case:

        (i) restrains or prohibits UtiliCorp from making or completing the Offer or the Merger;

        (ii) prohibits or restricts UtiliCorp's or any of its subsidiaries' or affiliates' ownership or operation of any portion of Aquila's business or assets, or would substantially deprive UtiliCorp or any of its affiliates or subsidiaries of the benefit of ownership of Aquila's business or assets, or compels UtiliCorp, or any of its affiliates or subsidiaries, to dispose of or hold separate any portion of Aquila's business or assets or would substantially deprive UtiliCorp and/or its affiliates or subsidiaries of the benefit of ownership of Aquila's business or assets;

       (iii) imposes material limitations on UtiliCorp's ability to acquire, hold or exercise full rights of ownership of the Aquila shares, including the right to vote Aquila shares; or

        (iv) imposes any material limitations on UtiliCorp's ability and/or the ability of its affiliates or subsidiaries to control in any material respect Aquila's business and operations; or

    (b) any litigation or other legal action is instituted, pending or threatened by or before any court or other governmental authority which seeks to:

        (i) restrain or prohibit UtiliCorp from making or completing the Offer or the Merger or impose on UtiliCorp or any of its affiliates or subsidiaries any other restriction, prohibition or limitation referred to in subclause (a) above that, in UtiliCorp's reasonable judgment, is reasonably likely to be successful; or

        (ii) impose any liability on UtiliCorp, Aquila or their affiliates that, in UtiliCorp's reasonable judgment, is reasonably likely to result in liability material to UtiliCorp and its subsidiaries on a consolidated basis, or Aquila and its subsidiaries on a consolidated basis; or

    (c) (i) any general suspension of, or limitation on prices for, trading in Class A Shares or UtiliCorp's common stock on the New York Stock Exchange ("NYSE"); (ii) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States; or
       (iii) in the case of any of the events described in (i) or (ii) above existing at the time of the commencement of the Offer, a material acceleration or worsening of that event; or

    (d) the tax opinion of Fried, Frank, Harris, Shriver & Jacobson, special counsel to UtiliCorp, to the effect that the Offer and Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes is withdrawn; or

    (e) any change, development, effect or circumstance that, in UtiliCorp's reasonable judgment, would reasonably be expected to have a material adverse effect on Aquila; or

    (f) Aquila shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against Aquila which is not dismissed within two business days.

    As set forth in the Offer Document, the conditions to the Offer are for UtiliCorp's sole benefit and may be waived by UtiliCorp, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in UtiliCorp's sole discretion, other than the Minimum Condition, the

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Form S-4 effectiveness condition, the listing condition or the FERC approval condition described above. As further set forth in the Offer Document, UtiliCorp's failure to exercise any of the foregoing rights will not be deemed a waiver of any right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date of the Offer. UtiliCorp has stated in the Offer Document that it does not believe that the stockholder litigation described below under the caption "Additional Information--Litigation" is likely to give rise to the circumstances described in subclause (b) above.

    As set forth in the Offer Document, UtiliCorp intends to, if the Minimum Condition is satisfied and the Offer is completed, convert all of its shares of the Class B common stock of Aquila into Class A Shares. UtiliCorp will then own more than 90% of the outstanding Class A Shares, which would allow it to effect a "short form" merger with Aquila under Section 253 of the Delaware General Corporation Law ("DGCL") without the approval of the Board or remaining stockholders. As set forth in the Offer Document, UtiliCorp intends to contribute all of the Class A Shares it will then own to a wholly owned subsidiary and effect a "short form" merger of Aquila with such subsidiary (the "Merger") as soon as possible after it completes the Offer, unless a court prevents it from doing so. Each outstanding Class A Share that UtiliCorp does not acquire in the Offer will be converted in the Merger into the right to receive 0.6896 of a share of UtiliCorp common stock and cash in lieu of fractional shares, the same consideration per Class A Share the holder would have received if the holder had tendered those Class A Shares into the Offer, unless the holder properly perfects appraisal rights under the DGCL. If completed, the Merger would result in Aquila becoming a wholly owned subsidiary of UtiliCorp. Neither the Offer nor the Merger is being made pursuant to an agreement between Aquila and UtiliCorp or any of its affiliates.

    The principal executive office of UtiliCorp is located at 20 West Ninth Street, Kansas City, Missouri 64105. All information set forth in this
Schedule 14D-9 or incorporated by reference into this Schedule 14D-9 about UtiliCorp or affiliates of UtiliCorp (other than Aquila), as well as actions or events respecting any of them, was obtained from reports or statements filed by UtiliCorp with the Commission including, but not limited to, the Schedule TO and the Offer, and Aquila has not verified the accuracy or completeness of such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described in this Schedule 14D-9 (including its exhibits) or incorporated into this Schedule 14D-9 by reference, to Aquila's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Aquila or its affiliates and (a) any of its executive officers, directors or affiliates or (b) UtiliCorp or any of its executive officers, directors or affiliates.

    TREATMENT OF AQUILA STOCK OPTIONS. In connection with Aquila's initial public offering in April 2001 (the "IPO"), Aquila adopted the Aquila, Inc. 2001 Omnibus Incentive Compensation Plan. The omnibus plan provides for awards in the form of stock options, stock appreciation rights, restricted stock, performance units, performance shares or cash-based awards, as determined by the Board or a committee of the Board. All employees and non-employee directors, as well as non-employee advisors and consultants, are eligible to receive awards under the omnibus plan. A committee of the Board is responsible for the administration of the omnibus plan. A total of 16,500,000 Class A Shares are reserved for issuance under the omnibus plan.

    In connection with the IPO, Aquila granted options to purchase Class A Shares at an exercise price of $24 per share to approximately 1,100 of Aquila's employees and directors under the omnibus plan. By their terms, the options granted to Aquila's employees vest and become exercisable in four equal installments on each of the first four anniversaries of the grant. The options granted to Aquila's non-employee directors vest and become exercisable on the fourth anniversary of the grant. There are

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currently outstanding options to purchase a total of approximately 4,000,000
Class A Shares, including options to purchase approximately 54,300 Class A Shares which have been granted since the IPO at exercise prices ranging from $30.05 to $19.40 per share.

    As set forth in the Offer Document, UtiliCorp intends, if it successfully completes the Offer, to take action to ensure that, either prior to or immediately after the completion of the Merger, a committee of the Board will make an equitable adjustment, in accordance with the omnibus plan, to the number and kind of shares, and the exercise price, subject to the options outstanding under that plan. No adjustment to the terms of these options has yet been made or authorized in connection with the proposed transactions.

    The description set forth above is qualified in its entirety by reference to the specific provisions of the plan, filed as Exhibit (e)(20) to this
Schedule 14D-9 and incorporated herein by this reference.

    INTERESTS OF AQUILA'S DIRECTORS AND EXECUTIVE OFFICERS. In considering whether to tender Class A Shares, holders of Class A Shares should be aware that all of Aquila's directors and most of Aquila's executive officers are also current or former directors and executive officers of UtiliCorp. Specifically, two of the three members of the Board are directors and executive officers of UtiliCorp and have significant stockholdings in UtiliCorp. The third member of the Board is an executive officer of UtiliCorp. In addition, certain directors and executive officers of Aquila hold Class A Shares and options to purchase Class A Shares granted under the Aquila omnibus plan described above, are party to severance and employment agreements with Aquila and/or UtiliCorp and are entitled to receive benefits under benefit plans of UtiliCorp and Aquila, all as described below.

    As announced on November 26, 2001 by Aquila, effective as of that date, Keith Stamm is no longer Aquila's Chief Executive Officer. He is now serving as President and Chief Operating Officer of UtiliCorp's newly formed Global Networks Group. Robert K. Green, Aquila's Chairman, has replaced Mr. Stamm as Aquila's Chief Executive Officer. Mr. Stamm will remain a director of Aquila and Edward K. Mills will remain President and Chief Operating Officer of Aquila. As announced on November 27, 2001 by Aquila, Brock Shealy has been named to the position of Director, Administration for Aquila Europe and will be based in London effective as of the beginning of 2002. Elaine McCoy will replace Brock Shealy as Aquila's Vice President, Human Resources.

    The information in the following table is presented as of November 28, 2001.

                                                                                 NUMBER OF SHARES OF
                                                                NUMBER OF         UTILICORP COMMON
                                                              CLASS A SHARES     STOCK BENEFICIALLY
DIRECTOR/EXECUTIVE OFFICER                                  BENEFICIALLY OWNED          OWNED
--------------------------                                  ------------------   -------------------
Robert K. Green(1)........................................        20,000(2)           3,034,949(3)

Richard C. Green, Jr.(4)..................................        20,000(5)           3,688,236(6)

Keith G. Stamm(7).........................................        20,000(8)             117,213(9)

Edward K. Mills(10).......................................         1,100(11)            111,074(12)

Dan Streek(13)............................................         2,500(14)             12,133(15)

Jeffrey D. Ayers(16)......................................         2,500(17)              7,455(18)

John A. Shealy(19)........................................         2,000(20)            108,778(21)

Brock A. Shealy(22).......................................           200(23)              1,649(24)

------------------------

(1) Robert K. Green, the Chief Executive Officer of Aquila and Chairman of the Board, is President and Chief Operating Officer of UtiliCorp. Effective January 1, 2002, Mr. Green will also assume the office of Chief Executive Officer of UtiliCorp.

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(2) Robert K. Green also holds an option to purchase 184,387 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in April 2005.

(3) This number, which represents approximately 2.6% of the number of outstanding shares of UtiliCorp, includes 384,096 shares issuable upon the exercise of currently exercisable options and 2,117,600 shares held by the Green Family Trust UCU Limited Partnership. Robert K. Green and Richard C. Green, Jr. are general partners of this partnership and share voting and investment power over the shares of UtiliCorp common stock the partnership holds. Including the shares owned by the Green Family Trust UCU Limited Partnership, Robert K. Green and Richard C. Green, Jr., and members of their family and trusts for the benefit of Green family members beneficially own, in total, 4,720,188 shares of UtiliCorp common stock, including 1,028,744 shares issuable upon the exercise of currently exercisable options held by Robert K. Green and Richard C. Green, Jr., or approximately 4% of the outstanding shares of UtiliCorp common stock. Robert K. Green also holds currently unexercisable options to purchase a total of 282,000 shares of UtiliCorp.

(4) Richard C. Green, Jr., a director of Aquila, is also the Chairman and Chief Executive Officer of UtiliCorp. Effective January 1, 2002, Mr. Green will step down as Chief Executive Officer of UtiliCorp.

(5) Richard C. Green, Jr. also holds an option to purchase 153,656 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in April 2005.

(6) This number, which represents approximately 3.2% of the number of outstanding shares of UtiliCorp, includes 644,648 shares issuable upon the exercise of currently exercisable options and 2,117,600 shares held by the Green Family Trust UCU Limited Partnership. See footnote (3) above. Richard
    C. Green, Jr. also holds currently unexercisable options to purchase a total of 343,750 shares of UtiliCorp.

(7) Mr. Stamm, a director and formerly Chief Executive Officer of Aquila, is also President and Chief Operating Officer of UtiliCorp's Global Networks Group.

(8) Mr. Stamm also holds an option to purchase 184,387 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

(9) This number includes 48,447 shares of UtiliCorp common stock issuable upon the exercise of currently exercisable options. Mr. Stamm also holds currently unexercisable options to purchase a total of 93,873 shares of UtiliCorp.

(10) Mr. Mills, President and Chief Operating Officer of Aquila, is also Senior Vice President of UtiliCorp.

(11) Mr. Mills also holds an option to purchase 153,656 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

(12) This number includes 34,725 shares of UtiliCorp common stock issuable upon the exercise of currently exercisable options. Mr. Mills also holds currently unexercisable options to purchase a total of 90,975 shares of UtiliCorp.

(13) Mr. Streek, the Chief Financial Officer and Treasurer of Aquila, is also Chief Financial Officer of UtiliCorp.

(14) Mr. Streek also holds an option to purchase 81,289 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

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(15) This number includes 2,475 shares of UtiliCorp common stock issuable upon the exercise of currently exercisable options. Mr. Streek also holds currently unexercisable options to purchase a total of 10,625 shares of UtiliCorp.

(16) Mr. Ayers is the General Counsel and Corporate Secretary of Aquila.

(17) Mr. Ayers also holds an option to purchase 61,463 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

(18) This number includes 4,375 shares of UtiliCorp common stock issuable upon the exercise of currently exercisable options. Mr. Ayers also holds currently unexercisable options to purchase a total of 13,125 shares of UtiliCorp.

(19) John A. Shealy is the Senior Vice President, Corporate Development of
    Aquila.

(20) John A. Shealy also holds an option to purchase 62,454 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

(21) This number includes 79,105 shares held by the Shealy Family Limited Partnership, 48,450 of which represent shares of UtiliCorp common stock issuable upon exercise of options exercisable within 60 days. Mr. Shealy and his wife are general partners of this partnership and share voting and investment power over the shares of UtiliCorp common stock the partnership holds. Mr. Shealy also holds currently unexercisable options to purchase a total of 50,750 shares of UtiliCorp common stock.

(22) Brock A. Shealy is the Vice President, Human Resources of Aquila.
    Mr. Shealy has been named Director, Administration for Aquila Europe effective as of the beginning of 2002. From August 1999 to 2000, Mr. Shealy was UtiliCorp's Corporate Director, Employee and Labor Relations.

(23) Brock A. Shealy also holds an option to purchase 40,645 Class A Shares at an exercise price of $24 per share. This option becomes exercisable in four equal installments on each of the first four anniversaries of the grant, which occurred in April 2001.

(24) Brock A. Shealy also holds currently unexercisable options to purchase a total of 7,500 shares of UtiliCorp common stock.

    Each of the directors and executive officers of Aquila listed above, other than Robert K. Green and Richard C. Green, Jr., is party to a severance agreement with Aquila. The agreements entitle the executives to severance benefits following a "change in control" of Aquila or UtiliCorp and are designed to avoid an interruption of management following a change in control. Under these agreements, if the executive is involuntarily terminated, other than for disability, retirement or cause (as defined in the agreements), or voluntarily terminates his employment for good reason (as defined in the agreements) within twelve months following a change in control (as defined in the agreements), the executive will receive: (a)(i) in the case of Messrs. Stamm and Mills, a lump sum payment of 2.99 times the sum of (1) annual base compensation and
(2) average annual incentive bonus, and (ii) in the case of Messrs. Streek, Ayers, John Shealy and Brock Shealy, a lump sum payment of two times the sum of
(1) annual base compensation and (2) average annual incentive bonus; (b)(i) in the case of Messrs. Stamm and Mills, three years health, life and disability coverage, and (ii) in the case of Messrs. Streek, Ayers, John Shealy and Brock Shealy, two years coverage; (c) immediate vesting of all options and restricted stock previously granted; (d) immediate vesting of any long-term incentive payments; and (e) payment of any deferred compensation. Under the severance agreements any payments required to be made to Messrs. Stamm, Mills, Streek, Ayers, John Shealy and Brock Shealy would be increased, if necessary, to the amount needed to make the executive whole for any excise

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taxes under Section 280G of the Internal Revenue Code related to payments resulting from a change in control.

    Aquila does not believe the Offer or Merger constitutes a change of control of Aquila or UtiliCorp under any of the severance agreements described above.

    Richard C. Green, Jr. and Robert K. Green are parties to employment agreements with UtiliCorp that entitle them to an annual base salary of at least $900,000 and $720,000, respectively. In addition, Richard C. Green, Jr. is entitled to continue as Chairman and Chief Executive Officer of UtiliCorp and Robert K. Green is entitled to continue as President and Chief Operating Officer of UtiliCorp for the terms of their agreements. As noted above, however, Richard
C. Green, Jr. is to step down as, and Robert K. Green is to become, Chief Executive Officer of UtiliCorp as of January 1, 2002.

    Also, under their employment agreements, Richard C. Green, Jr. and Robert K. Green are entitled to participate in UtiliCorp's benefit and incentive plans during the term of their agreements. If either is terminated without good cause or terminates his employment for "good reason," UtiliCorp will be required to continue to pay his base salary for three years following the date of termination. In addition, UtiliCorp will also be required to pay a one-time amount equal to three times the highest incentive compensation award he would have received for the year of termination if all targeted goals in effect on the date of the termination were exceeded. Each will also receive certain other amounts consistent with what he would have received as an active employee.

    A major component of the total compensation each Aquila executive receives is his or her annual incentive award. The size of an executive's actual award varies, and an award may not be paid at all, based upon Aquila's financial results for the year, as well as the executive's individual performance.

    For each year, the total amount of the incentive awards planned to be paid to all Aquila employees under Aquila's omnibus plan and other bonus plans and arrangements is determined based on Aquila's earnings before interest and taxes ("EBIT") for the applicable year. In addition to Aquila executives, all regular, non-union full-time and part-time employees of Aquila are eligible to receive awards. For 2001, the total amount of the incentive awards to be paid is currently expected to equal 30% of EBIT for that year (calculated before payment of incentive awards). Aquila is not required to pay out the entire amount it currently expects to pay. Whether or not it does so will be based on management's judgment and business conditions.

    In addition, Aquila's employees participate in various UtiliCorp incentive plans. Long-term incentives were awarded to eligible executives of Aquila under UtiliCorp's Annual and Long-Term Incentive Plan for performance measured over three-year performance periods of 1999-2001 and 2000-2002. These awards were awarded in the following proportion for the three-year cycle beginning in 2000:
90% performance units and 10% stock options. Incentive awards are payable at the conclusion of each three-year cycle. Award amounts are based on the higher of defined financial performance measures over the three years as compared to a specific group of companies comparable to UtiliCorp or a discretionary award based on UtiliCorp's performance. Award payments are made in the form of UtiliCorp restricted shares until the executive has accumulated a target number of UtiliCorp shares after which the payments are made in cash or UtiliCorp shares, at the executive's election. If an executive elects to take all or a portion of his or her award in UtiliCorp shares, the amount of the award is increased by 25% and the increase is paid in UtiliCorp shares.

    Aquila employees also participate in UtiliCorp's Capital Accumulation Plan. This is a voluntary deferred compensation plan in which executives can forego current base salary and receive a matching contribution and defer any cash incentive awards paid to participants. Amounts may be invested on a phantom basis in UtiliCorp common stock, Class A Shares or other investment alternatives.

    Aquila employees participate in the tax-qualified UtiliCorp United Inc. Retirement Income Plan. Pension benefits under the plan are based on the average of the executive's highest four consecutive

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years of compensation and credited service. Aquila's employees also participate in UtiliCorp's Retirement Investment Plan, a defined contribution plan including a stock contribution portion, and UtiliCorp's unfunded supplemental retirement plan.

    The descriptions set forth above are qualified in their entirety by reference to the specific provisions of such agreements and plans, filed as Exhibits (e)(8) through (e)(19) and (e)(22) through (e)(24) to this
Schedule 14D-9 and incorporated herein by this reference.

    Additional information about the compensation of Aquila's directors and executive officers is set forth in Annex A attached to this Schedule 14D-9 and incorporated herein by this reference.

INDEMNIFICATION AND RELATED ARRANGEMENTS

    The Aquila directors and officers are covered by director and officer insurance. In addition, the Aquila charter documents contain customary, limited immunities from monetary liability for the Aquila directors and customary, limited rights to indemnification in favor of the Aquila directors and officers. At a special meeting held November 15, 2001, the Board, among other actions taken, amended Aquila's bylaws by deleting:

            Section 7.7 Amendments. Any repeal or modification of this bylaw shall only be prospective and shall not affect the rights under this bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

and replacing it with the following new Section 7.7 and Section 7.8:

            Section 7.7 Contract Rights. The provisions of this Article shall be deemed to be a contract between the Corporation and each director, officer, employee or agent who serves in any such capacity at any time, and any repeal or modification of this Article or of any relevant provisions of the Delaware General Corporation Law or other applicable law shall not affect any rights or obligations then existing with respect to any state of facts or threatened, pending or completed action, suit or proceeding then existing, whether civil, criminal, administrative or investigative, arising by the fact that such person is or was a director, officer, employee or agent of the Corporation.

            Section 7.8 Procedure for Indemnification of Directors, Officers and Others. Any indemnification of a director, officer, employee or agent of the Corporation or advance of expenses required by this Article shall be made promptly upon the written request of the director, officer, employee or agent, and in any event within 30 days after such request (or, if a determination as described below is required, within 30 days after such determination has been made or deemed made). If a determination by the Corporation that the director, officer, employee or agent is entitled to indemnification pursuant to this Article is required, and the Corporation fails to respond within 60 days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advancing of expenses, in whole or in part, or payment in full pursuant to such request is not made within 30 days after such request (or, if a determination as described above is required, within 30 days after such determination has been made or deemed made), the right to indemnification or advances as granted by this Article shall be enforceable by the director, officer, employee or agent in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant

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    is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    RELATIONSHIPS WITH UTILICORP. There are various existing agreements and ongoing and prior arrangements and transactions between UtiliCorp and Aquila, which are described below. In addition, certain agreements between UtiliCorp and Aquila entered into in connection with the IPO are described in Annex A attached to this Schedule 14D-9. The descriptions below and in Annex A are qualified in their entirety by reference to the specific provisions of the documents, filed as Exhibits (e)(1) through (e)(7) to this Schedule 14D-9 and incorporated herein by this reference.

TRANSACTIONS BETWEEN AQUILA AND UTILICORP

    During the second quarter of 2001, UtiliCorp completed three transactions with Aquila relating to UtiliCorp's Canadian operations. Aquila purchased the workforce of Aquila Canada Corporation (one of UtiliCorp's wholly owned subsidiaries) for $4.3 million. Aquila also received $12.9 million from UtiliCorp in exchange for Aquila's preferred stock in a Canadian subsidiary. Aquila also sold back to UtiliCorp Aquila's 5% ownership of UtiliCorp's Canadian investments for $13.2 million.

    Prior to the IPO, UtiliCorp had informal agreements with Aquila under which UtiliCorp or one of its subsidiaries provided finance, accounting, information technology, cash management, payroll, human resources, communications, travel and other administrative services to Aquila. In addition to these services, under these informal agreements UtiliCorp's facilities were made available to Aquila and its clients, its employees participated in UtiliCorp's employee benefit plans, some of Aquila's risks were covered by UtiliCorp's insurance policies, and Aquila benefited from various credit support arrangements provided by UtiliCorp. Aquila reimbursed UtiliCorp for these services and benefits.

    One of Aquila's subsidiaries, of which Aquila owns 50%, is party to an agreement with one of UtiliCorp's subsidiaries to provide UtiliCorp with up to 580 megawatts of power at rates ranging from $5.90 to $7.50 per megawatt from June 2001 to May 2005.

    Aquila supplied gas to and purchased gas from UtiliCorp's subsidiaries, which generated sales of approximately $137 million, $147 million, $57 million and $27 million, and costs of approximately $23 million, $20 million, $11 million and $9 million, respectively, for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2001.

    UtiliCorp is a party to an agreement that prohibits Aquila from engaging in energy commodity trading in Australia so long as UtiliCorp owns at least 50% of the combined voting power of Aquila's outstanding voting stock.

CREDIT ARRANGEMENTS WITH UTILICORP

    Aquila entered into a revolving credit agreement with UtiliCorp effective as of August 13, 2001, as amended November 8, 2001, under which UtiliCorp agreed to lend money to Aquila. The revolver, as amended, is a one-year agreement with borrowing rates based on one-month LIBOR plus 0.4% to 2.725%. The specific rate depends upon Aquila's credit rating and the outstanding balance under the revolver. Aquila's effective weighted average rate at December 12, 2001 was 4.453%. The facility provides borrowing capacity of $350 million, all of which was outstanding at December 12, 2001.

    The credit agreement contains customary restrictions as well as covenants relating to the use of proceeds and ratios for debt to total capital and repayment requirements upon the occurrence of various possible future events.

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    The description above is qualified in its entirety by reference to the specific provisions of the credit agreement that is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by this reference.

    UtiliCorp has agreed to advance Aquila up to an additional $100 million to fund Aquila's working capital requirements.

CERTAIN PROVISIONS OF AQUILA'S CERTIFICATE OF INCORPORATION

PROVISIONS REGARDING TRANSACTIONS AND CORPORATE OPPORTUNITIES BETWEEN UTILICORP AND AQUILA.

    Aquila's certificate of incorporation includes provisions that delineate the respective rights and duties of Aquila, UtiliCorp and some of Aquila's directors and officers in respect of the following:

    (a) UtiliCorp's directors, officers and/or employees serving on the Board;

    (b) UtiliCorp's engaging in lines of business that are the same as, similar or related to, or overlap or compete with, Aquila's lines of business; and

    (c) UtiliCorp and Aquila engaging in material business transactions, including transactions pursuant to the various agreements described elsewhere in this prospectus.

    Under Aquila's certificate of incorporation, UtiliCorp and Aquila may enter into agreements with respect to any transaction, and agree to compete or not to compete with each other, including to allocate, or to cause the directors, officers and employees of Aquila and UtiliCorp, respectively, to allocate, corporate opportunities between UtiliCorp and Aquila. Aquila's certificate of incorporation provides that no agreement of this type will be considered contrary to any fiduciary duty UtiliCorp may have, as the controlling stockholder of Aquila, or of any director or officer, if any of the following conditions are satisfied:

    (a) the agreement was entered into while Aquila was UtiliCorp's wholly owned subsidiary and has continued in effect after that time;

    (b) after being made aware of the material facts as to the agreement or transaction, the agreement or transaction is approved or ratified by:

        (i) the Board, by affirmative vote of a majority of its directors who are not interested persons;

        (ii) a committee of the Board consisting of members who are not interested persons, by affirmative vote of a majority of those members;

       (iii) an officer or employee of Aquila who is not an interested person;
             or

        (iv) holders of a majority of Aquila's shares of capital stock that are entitled to vote and which do vote on the agreement or transaction, excluding UtiliCorp or UtiliCorp's affiliates; or

    (c) the agreement or transaction is fair to Aquila as of the time it is entered into.

    Under Aquila's certificate of incorporation, UtiliCorp has no duty to refrain from engaging in activities or lines of business similar to the activities or lines of business of Aquila and, except as discussed below, neither UtiliCorp nor any of its officers, directors or employees will be liable to Aquila or its stockholders for breach of any fiduciary duty by reason of any of these activities. In addition, if UtiliCorp becomes aware of a potential transaction which may be a corporate opportunity for both UtiliCorp and Aquila, Aquila's certificate of incorporation provides that UtiliCorp is under no duty to communicate or offer this corporate opportunity to Aquila and will not be liable to Aquila or its stockholders for breach of any fiduciary duty as an Aquila stockholder by reason of the fact that UtiliCorp pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to Aquila.

    In the event that one of Aquila's directors or officers, who is also one of UtiliCorp's directors or officers, acquires knowledge of a potential transaction which may be a corporate opportunity for both Aquila and UtiliCorp, the director or officer will have satisfied his or her fiduciary duty to Aquila and its stockholders with respect to the corporate opportunity, and will not be liable to Aquila and its stockholders for breach of any fiduciary duty by reason of the fact that UtiliCorp pursues or acquires the corporate opportunity for itself or directs the corporate opportunity to another person or does not communicate information about the corporate opportunity to Aquila, if the director or officer acts consistently with the following: a corporate opportunity offered to any person who is an Aquila director or officer, and who is also one of UtiliCorp's directors or officers, will belong to Aquila if the opportunity is expressly offered to him or her solely in his or her capacity as a director or officer of Aquila. If an opportunity is not expressly offered to him or her solely in his or her capacity as a director or officer of Aquila, the opportunity will belong solely to UtiliCorp.

    For purposes of these provisions, an interested person is generally any director, officer or employee of UtiliCorp and any individual who has a material financial interest in the relevant transaction.

    The provisions of Aquila's certificate of incorporation with regard to these transactions and/or corporate opportunities terminate when UtiliCorp and its affiliates cease to own 20% or more of the combined voting power of Aquila. The termination of these provisions will not terminate their effect with respect to any agreement between Aquila and UtiliCorp that was entered into before the time of termination or any transaction entered into in the performance of such an agreement, whether entered into before or after the time of termination, or any transaction entered into between Aquila and UtiliCorp or the allocation of any opportunity between Aquila and UtiliCorp before the time of termination of these provisions. These provisions do not alter the fiduciary duty of loyalty of Aquila's directors under the DGCL. By becoming a stockholder in Aquila, an Aquila stockholder is deemed to have notice of and consented to these provisions of Aquila's certificate of incorporation.

    The provisions of Aquila's certificate of incorporation regarding transactions and corporate opportunities described in this subsection may not be amended or repealed except by the vote of the holders of at least 80% of the combined voting power of Aquila's outstanding voting stock. As set forth in the Offer Document, if the Offer is successfully completed, after, or in connection with, the completion of the Merger, UtiliCorp intends to cause Aquila's certificate of incorporation to be amended to remove these provisions.

UTILICORP'S RIGHT TO NOMINATE AQUILA DIRECTORS.

    Aquila's certificate of incorporation provides that, for so long as UtiliCorp and its affiliates own, in the aggregate, a majority of the combined voting power of Aquila's voting stock, UtiliCorp will be entitled to designate a majority of the nominees for election to the Board. If and for so long as UtiliCorp and its affiliates own, in the aggregate, more than 20%, but less than a majority, of the combined voting power of Aquila's voting stock, UtiliCorp will be entitled to designate, for election to

Aquila's board of directors, a number of nominees proportionate to UtiliCorp's percentage ownership of the combined voting power of Aquila's voting stock.

    Aquila's certificate of incorporation also provides that if (1) a vacancy on the Board results from the death, resignation, retirement, removal or disqualification of a director previously nominated by UtiliCorp, (2) at the time UtiliCorp and its affiliates own, in the aggregate, at least 20% of the combined voting power of Aquila's outstanding voting stock, and (3) at the time one or more other Aquila directors previously nominated by UtiliCorp are then in office, the vacancy is to be filled by the remaining director or directors of Aquila nominated by UtiliCorp.

    If, at any time while UtiliCorp and its affiliates own, in the aggregate, at least 20% of the combined voting power of Aquila's voting stock, there are no directors that UtiliCorp previously nominated on the Board, UtiliCorp will have the right to designate an individual who will be entitled to notice of, and who will have the right to attend, all meetings of the Board. These rights will continue until a director nominated by UtiliCorp is appointed or elected to the Board or UtiliCorp and its affiliates cease to own, in the aggregate, at least 20% of the combined voting power of Aquila's voting stock.

    So long as UtiliCorp and its affiliates own at least 20% of the combined voting power of Aquila's outstanding voting stock, the provisions of Aquila's certificate of incorporation as described in the immediately preceding paragraph relating to the Board cannot be amended, modified or repealed without UtiliCorp's prior written consent. As set forth in the Offer Document, UtiliCorp intends to cause Aquila's certificate of incorporation to be amended to remove these provisions if the Offer is successfully completed, after, or in connection with, the completion of the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    NO RECOMMENDATION BY THE BOARD. For the reasons set forth below under the caption "--Reasons for No Recommendation," the Board has determined to remain neutral and make no recommendation to Aquila's stockholders with respect to the Offer or the Merger.

    All three members of the Board are directors and/or executive officers of UtiliCorp. Accordingly, there are no independent directors of Aquila who could serve as a special committee of independent directors of the Board to evaluate the Offer.

    UtiliCorp has not negotiated the terms of the Offer and the Merger with Aquila or the Board and UtiliCorp has not requested that Aquila, the Board or any special committee of the Board approve the Offer.

    The Board believes that each holder of Class A Shares should make his, her or its own decision regarding whether to tender Class A Shares in the Offer based on all the available information, including the factors described later in this Schedule 14D-9 under the caption "--Other Factors". In addition, in the case of holders who do not tender Class A Shares or who tender but then withdraw Class A Shares, each should make his, her or its own decision whether to exercise statutory appraisal rights if UtiliCorp completes the Merger.

    BACKGROUND OF THE OFFER. Aquila was a wholly owned subsidiary of UtiliCorp until the IPO, in which Aquila sold 14,225,000 Class A Shares and UtiliCorp sold 5,750,000 Class A Shares to the public at $24 per share. Since the IPO, UtiliCorp has held all of Aquila's Class B common stock, which represents approximately 80% of all of the outstanding shares of Aquila's common stock and approximately 98% of the combined voting power of Aquila's voting stock.

    In connection with the IPO, UtiliCorp announced its then current intention to complete a spin-off of its remaining interest in Aquila within 12 months of the IPO. UtiliCorp indicated, however, that it would not complete the spin-off if its board of directors determined that doing so was no longer in the best interests of UtiliCorp and its stockholders. As set forth in the Offer Document, after considering (a) a number of factors relating to the impact on Aquila of the changes in general economic conditions and the energy merchant sector since the IPO and (b) the advice provided to UtiliCorp management by Lehman Brothers Inc., its financial advisor, UtiliCorp's board of directors determined at a meeting held on November 7, 2001, that it was no longer in the best interests of UtiliCorp and its stockholders to proceed with its previously announced plan to spin-off Aquila as an independent company.

    On November 7, 2001, Richard C. Green, Jr., the Chairman of the Board and Chief Executive Officer of UtiliCorp, sent a letter on behalf of UtiliCorp to the Board, setting forth a UtiliCorp proposal to offer Aquila's public stockholders 0.6896 of a share of UtiliCorp's common stock in a tax-free exchange for each outstanding Class A Share. In its letter, UtiliCorp indicated that its exchange offer would be subject to a non-waivable condition that at least a majority of the Class A Shares are tendered. UtiliCorp also indicated that, promptly upon a successful completion of the Offer, it would effect a "short-form" merger of Aquila with a subsidiary of UtiliCorp. The following is the entire text of the letter:

       November 7, 2001
       Board of Directors
       Aquila, Inc.
       1100 Walnut Street, Suite 330
       Kansas City, MO 64106
       Attention: Board of Directors

           Gentlemen:

           Our Board of Directors has determined not to proceed with the previously announced spin-off of UtiliCorp's interest in Aquila. This decision was based upon a variety of factors, including recent significant changes in the merchant energy sector and the general economy, and the impact of these changes on the capital markets and our experience in operating Aquila on a more stand-alone basis. At the same time, the Board has authorized us to make an exchange offer pursuant to which the public shareholders of Aquila will be offered .6896 shares of common stock of UtiliCorp in a tax-free exchange for each outstanding share of Aquila's Class A common stock. Based on the $30.00 closing price of our shares on November 6, 2001, our offer represents a value of approximately $20.69 per Class A share and a 15% premium to the closing price of the Class A shares on that date.

           We believe that our offer should be well received by your shareholders. As noted, it represents a meaningful premium to your market price. Furthermore, your shareholders will continue to participate in the growth of Aquila through their ownership interest in UtiliCorp. Finally, we at UtiliCorp believe that our long-term prospects are exciting.

           Because each of you is affiliated with UtiliCorp, we are not asking that you approve our proposed exchange offer. Rather, the offer will be structured so that it will, in effect, be subject to the approval of your Class A shareholders.

           First, our exchange offer will be subject to a condition that at least a majority of the Class A shares are tendered into our offer. We cannot waive this condition. Other conditions to the offer will be customary.

           Second, we will commit to effect a "short-form" merger of your Company with a subsidiary of UtiliCorp promptly after the successful completion of our exchange offer. In this merger, each Class A share will be converted (subject to the exercise of appraisal rights) into the same number of shares of our common stock as are paid in the exchange offer. This commitment too, will be unconditional except for there being no order prohibiting the merger.

           We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer as soon as practicable.

       I enclose a copy of the press release that has been issued today.

           Sincerely,
           /s/ Richard C. Green, Jr.
           Richard C. Green, Jr.
           Chairman of the Board and Chief Executive Officer

    In response to that letter, the Board held a special meeting on November 15, 2001. During the period prior to November 15, 2001, John A. Shealy, Aquila's Senior Vice President, Corporate Development, and Mr. Ayers, Aquila's General Counsel, interviewed several investment banking firms in order to recommend such a firm to serve as financial advisor to the Board and had discussions with Jones, Day, Reavis & Pogue ("Jones Day") and Potter Anderson & Corroon LLP ("Potter Anderson"), each of whom was engaged as independent legal counsel to advise the Board regarding its responsibilities in connection with the Offer and related matters.

    At its special meeting held November 15, 2001, the Board ratified the prior engagement by Mr. Ayers of each of Jones Day and Potter Anderson as independent legal counsel. Upon the recommendation of Messrs. Shealy and Ayers, the Board also authorized Messrs. Shealy and Ayers, and Brock A. Shealy, Aquila's Vice President, Human Resources, to engage The Blackstone Group L.P. ("Blackstone") to act as the Board's financial advisor and, in particular, to undertake an analysis of the Exchange Ratio from the perspective of Aquila's public stockholders. The Board also amended the indemnification provisions of Aquila's bylaws. See the information set forth under the caption "Past Contacts, Transactions, Negotiations and Agreements--Indemnification and Related Arrangements" for a description of the amendment. Representatives from Jones Day also participated in that meeting, during which they considered with the Board both the fiduciary duties of the directors and the procedures (including Commission filings and disclosure required by such filings) to be undertaken in connection with the Offer.

    On December 3, 2001, UtiliCorp filed the Schedule TO and the Form S-4 with the Commission and mailed the Offer Document and related documents to Aquila's stockholders.

    At a December 14, 2001 Board meeting, the Board, together with its financial and legal advisors, met to consider the Offer. Blackstone presented and discussed with the Board its financial analysis of the Exchange Ratio, which analysis is summarized below under the caption "Analysis of Blackstone." Following discussion, having considered the conflicts of interest of the directors described elsewhere in this Schedule 14D-9, the Board decided to remain neutral and make no recommendation to Aquila's stockholders on whether to tender their Class A Shares pursuant to the Offer.

    ANALYSIS OF BLACKSTONE. The Board retained Blackstone to act as its financial advisor in connection with the Offer. Blackstone was selected by the Board to act as its financial advisor based on Blackstone's qualifications, expertise and reputation as well as Blackstone's experience advising companies in the energy and power sector. Blackstone was aware that all of the members of the Board and the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Aquila are directors and/or officers of UtiliCorp. On December 13, 2001, Blackstone delivered discussion materials, dated December 14, 2001, containing its material financial analyses of the Exchange Ratio to the Board. On December 14, 2001, at a meeting of the Board held to consider the proposed Offer, Blackstone reviewed the discussion materials with the Board. A summary of Blackstone's financial analyses included in the discussion materials is outlined below. The Board did not request Blackstone to express, and Blackstone did not express, any opinion as to the fairness of the Exchange Ratio to the holders of the Class A Shares.

    Blackstone's analysis of the Exchange Ratio is intended for the use and benefit of the Board in its consideration of the Offer. Blackstone's analysis was not intended to be and does not constitute a recommendation to any stockholder of Aquila as to whether such stockholder should tender its Class A Shares in the Offer, or as to any other matters relating to the Offer.

    In analyzing the Exchange Ratio, Blackstone has, among other things:

       (a) Reviewed certain publicly available information concerning the business, financial condition, and operations of Aquila and UtiliCorp which Blackstone believed to be relevant to its inquiry.

       (b) Reviewed certain internal information concerning the business, financial condition and operations of Aquila and UtiliCorp which Blackstone believed to be relevant to its inquiry.

       (c) Reviewed certain internal financial analyses relating to Aquila and UtiliCorp prepared and furnished to Blackstone by the respective managements of Aquila and UtiliCorp.

       (d) Reviewed financial projections for Aquila and UtiliCorp for the period ending December 31, 2001 through December 31, 2006, and normalized results for the year ending December 31, 2001, which were prepared and furnished to Blackstone by the respective managements of Aquila and UtiliCorp.

       (e) Reviewed the audited financial statements of Aquila and UtiliCorp for the fiscal years ended December 31, 1998, 1999 and 2000 and the unaudited financial statements of Aquila and UtiliCorp for the nine-month period ended September 30, 2001.

       (f) Reviewed the Prospectus (Form S-1) for Aquila dated April 24, 2001.

       (g) Reviewed the Form S-4.

       (h) Held discussions with members of management of Aquila and UtiliCorp concerning their business, operating environment, financial condition, prospects and strategic objectives, including a discussion of general economic factors currently impacting companies in the energy merchant sector.

       (i) Held discussions with Arthur Andersen LLP, Aquila's auditors, regarding Arthur Andersen LLP's audit process.

       (j) Reviewed the historical stock price performance of Aquila and UtiliCorp.

       (k) Reviewed the historical Aquila/UtiliCorp stock price trading ratios.

       (l) Compared certain financial information for Aquila and UtiliCorp with similar information for certain other companies, the securities of which are publicly traded, that Blackstone believed may be relevant or comparable in certain respects to Aquila and UtiliCorp or one or more of their respective businesses or assets.

       (m) Reviewed the financial terms of certain recent business combinations in certain industries that Blackstone believed to be comparable.

       (n) Considered that UtiliCorp owns approximately 80% of Aquila's outstanding common stock and holds 98% of the voting power in Aquila, and reviewed the financial terms of certain recent transactions in which the majority stockholder of an entity has purchased the interests held by the minority stockholders.

       (o) Performed discounted cash flow analyses on Aquila's and UtiliCorp's financial projections.

       (p) Performed a discounted dividend analysis on UtiliCorp, and relied upon UtiliCorp management's representations with respect to its intentions to maintain the ongoing level of dividends into the future.

       (q) Considered the pro forma financial effect of the Offer on Aquila's and UtiliCorp's estimated earnings per share in 2002 and 2003, using both management and analyst consensus estimates.

       (r) Reviewed the relative financial contributions of the stockholders of UtiliCorp and the minority stockholders of Aquila to the proposed combined entity.

       (s) Performed such other studies and analyses, and took into account such other matters, as Blackstone deemed appropriate.

    In analyzing the Exchange Ratio, Blackstone assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by Blackstone that was publicly available, that was supplied or otherwise made available to Blackstone by Aquila or UtiliCorp, or that was otherwise reviewed by or discussed with Blackstone. Without limiting the generality of the immediately preceding sentence, Blackstone assumed that the financial forecasts and the estimates prepared by Aquila and UtiliCorp and provided to or otherwise reviewed by or discussed with Blackstone, as well as information provided to or discussed with Blackstone relating to certain financial benefits of the Offer and the Merger, were reasonably determined on a basis reflecting the then-current best available judgments and estimates of Aquila and UtiliCorp, and that such forecasts and such estimates will be realized in the amounts and at the times contemplated thereby.

    Blackstone did not:

       (a) Perform due diligence on Aquila's or UtiliCorp's physical properties and facilities; sales, marketing, distribution, and service organizations; or product markets.

       (b) Independently evaluate or appraise the assets or liabilities (contingent or otherwise) of Aquila or UtiliCorp.

       (c) Independently evaluate or appraise Aquila's trading book.

       (d) Solicit, and was not authorized to solicit, third-party indications of interest in acquiring all or any part of Aquila.

       (e) Participate, and was not requested to participate, in the structuring of the Offer.

       (f) Perform an independent valuation of UtiliCorp's common stock.

       (g) Establish a point of view as to the potential prices or trading ranges at which the Class A Shares or UtiliCorp's common stock may trade at any time.

       (h) Consider the relative merits of the Offer as compared to any other business plan or opportunity that might be available to Aquila or the effect of any other arrangement in which Aquila might engage.

    UtiliCorp stated in the Offer Document, and Blackstone accordingly assumed, that the Offer and the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Blackstone assumed that the transactions contemplated by the Offer will be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement. Blackstone's financial analysis addresses only the Exchange Ratio and not any other terms of the Offer or the Merger. The Blackstone financial analysis is necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to Blackstone, as of the date of its financial analysis. It should be understood that subsequent developments may affect Blackstone's analysis and that Blackstone does not have any obligation to update, revise or reaffirm its analysis of the Exchange Ratio.

    The following is a summary of the material analyses and examinations performed by Blackstone which were reviewed with the Board on December 14, 2001.

HISTORICAL STOCK PRICE PERFORMANCE ANALYSIS.

    Blackstone reviewed the historical stock trading performances of the Class A Shares and UtiliCorp's common stock, and compared such stock trading performances to certain indices, for the periods (1) from the IPO on April 24, 2001 to December 12, 2001 and (2) with respect to UtiliCorp only, from December 11, 1998 to December 12, 2001. Blackstone compared the price performance of the Class A Shares to a comparable company index consisting of Dynegy Inc., El Paso Corp., Duke Energy Corp., The Williams Companies Inc., AES Corp., Calpine Corp., Mirant Corp., NRG Energy, Inc. and Reliant Resources Inc. (collectively, the "Aquila Comparables") and to the S&P 500 Index. Blackstone compared the price performance of UtiliCorp's common stock to two separate comparable company indices and to the S&P 500 Index. The first comparable company index was composed of selected Midwest-based regulated utilities and included Allegheny Energy, Inc., DPL Inc., OGE Energy Corp., Cinergy Corp., Ameren Corp. and CMS Energy Corp (collectively the "Regulated Utility Comparables"). The second comparable company index was composed of electric utilities with an energy merchant focus and included American Electric Power Co., Duke Energy Corp., Reliant Energy Inc. and Southern Co. (collectively, the "Energy Merchant Comparables"). The following tables set forth selected stock price data for Aquila and UtiliCorp and stock trading performances against the selected indices for the Class A Shares and UtiliCorp's common stock. Blackstone noted that Aquila generally performed in line with the Aquila Comparables between the IPO and UtiliCorp's announcement on November 7, 2001 of its intention to commence the Offer. During the period from the IPO until mid-October, Aquila generally outperformed the Aquila Comparables; however, since mid-October, Aquila's stock price has decreased due in part to an earnings announcement that was below some Wall Street analyst estimates and the general weakness in the energy merchant sector. Since UtiliCorp's announcement of its intention to commence the Offer, Aquila has outperformed the Aquila Comparables. UtiliCorp generally performed in line with both the Regulated Utility Comparables and the Energy Merchant Comparables from the date of the Aquila IPO to UtiliCorp's announcement of its intention to commence the Offer. Since UtiliCorp's announcement of its intention to commence the Offer, UtiliCorp has underperformed both groups of comparable companies. However, for the three-year period from December 11, 1998 to December 12, 2001, UtiliCorp outperformed the Regulated Utility Comparables, but underperformed the Energy Merchant Comparables. Blackstone also noted that UtiliCorp's common stock has outperformed the Class A Shares during the period from the IPO until UtiliCorp's announcement of its intention to commence the Offer.

      AQUILA CLASS A COMMON STOCK                 UTILICORP COMMON STOCK
---------------------------------------   ---------------------------------------
December 12, 2001............   $15.71    December 12, 2001............   $23.61

November 6, 2001(1)..........    17.99    November 6, 2001(1)..........    30.00

52-week high (5/21/01)(2)....    34.00    52-week high (5/21/01)(2)....    37.55

52-week low (12/12/01)(2)....    15.71    52-week low (12/12/01)(2)....    23.61

------------------------
(1) The last trading day prior to UtiliCorp's announcement of its intention to commence the Offer.
(2)  Represents closing prices.

                                       PERCENTAGE CHANGE FROM   PERCENTAGE CHANGE
                                        4/24/01 (DATE OF THE     FROM 11/06/01 TO
                                          IPO) TO 11/06/01           12/12/01
                                       ----------------------   ------------------
Class A Shares.......................           (35.4%)               (12.7%)

Aquila Comparables...................           (37.0)                (15.9)

S&P 500 Index........................            (7.5)                  1.6

                                           PERCENTAGE CHANGE   PERCENTAGE CHANGE FROM   PERCENTAGE CHANGE
                                           FROM 12/11/98 TO     4/24/01 (DATE OF THE      FROM 11/06/01
                                               12/12/01           IPO) TO 11/06/01         TO 12/12/01
                                           -----------------   ----------------------   -----------------
UtiliCorp Common Stock...................         (1.3%)                (14.3%)               (21.3%)

Regulated Utility Comparables............        (17.9)                 (13.0)                 (5.1)

Energy Merchant Comparables..............          3.8                  (16.2)                 (8.0)

S&P 500 Index............................         (2.5)                  (7.5)                  1.6

HISTORICAL AQUILA/UTILICORP TRADING RATIO ANALYSIS.

    Blackstone reviewed the average ratio of the daily trading prices of the Class A Shares to the daily trading prices of UtiliCorp's common stock for the 1-day, 1-week, and 4-week periods prior to UtiliCorp's announcement of its intention to commence the Offer and for the period from the IPO (April 24, 2001) to UtiliCorp's announcement of its intention to commence the Offer. Blackstone also examined the historical trading ratios on the dates of the 52-week high and low prices for the Class A Shares. Blackstone then compared these trading ratios to the Exchange Ratio of 0.6896.

                                                                     PREMIUM/(DISCOUNT)
                                                                      OF THE EXCHANGE
                PERIOD                                              RATIO TO THE AVERAGE
         PRIOR TO ANNOUNCEMENT           AVERAGE TRADING RATIO(1)      TRADING RATIO
---------------------------------------  ------------------------   --------------------
1 Day                                             0.5997                     15.0%

1 Week (five trading days)                        0.6051                     14.0%

4 Weeks (twenty trading days)                     0.7299                     (5.5%)

Since IPO (04/24/01)                              0.8122                    (15.1%)

52-Week High (5/21/01)                            0.9055                    (23.8%)

52-Week Low (11/05/01)(2)                         0.5815                     18.6%

------------------------

(1) Ratio of the price of the Class A Shares divided by the price of UtiliCorp's common stock.

(2) For the purpose of this analysis, only includes data prior to announcement of the Offer.

    The "gross spread" represents the trading ratio (of the Class A Shares/UtiliCorp's common stock) relative to the Exchange Ratio. Blackstone reviewed the gross spread from the date of announcement through December 12, 2001. During this time period, the gross spread ranged from a high of 7.4% on November 14, 2001 to a low of (3.5%) on December 12, 2001.

SELECTED PRECEDENT MINORITY STAKE BUY-OUT PREMIUM ANALYSIS.

    Blackstone examined the premiums to be paid to the holders of the Class A Shares under the Offer and compared them to the premiums paid in selected precedent minority stake buy-out transactions (collectively, the "Selected Precedent Minority Stake Buy-out Transactions") announced since January 1, 1998. Blackstone only examined completed transactions in which both the target and acquiror were public companies and the remaining outstanding percentage of the target acquired was less than 50%. The selected transactions reviewed were:

                             ALL STOCK TRANSACTIONS

DATE ANNOUNCED                          TARGET                                 ACQUIROR
--------------                          ------                                 --------
10/04/01.............                 Tycom Ltd.                       Tyco International Ltd.

08/15/00.............        Infinity Broadcasting Corp.                     Viacom Inc.

07/09/00.............           Life Technologies Inc.                     Invitrogen Corp.

02/14/00.............              CareInsite Inc.                     Healtheon/WebMD Inc.(1)

12/03/98.............           Banner Aerospace Inc.                      Fairchild Corp.

10/05/98.............         Insignia Properties Trust            Apartment Investment & Mgmt Co.

09/29/98.............            Newmont Gold Company                    Newmont Mining Corp.

07/13/98.............   Tele-Communications International Inc.           Liberty Media Group

------------------------

(1) Excluded for summary statistics.

                        CASH AND CASH/STOCK TRANSACTIONS

DATE ANNOUNCED                          TARGET                                 ACQUIROR
--------------                          ------                                 --------
10/10/01.............          TD Waterhouse Group Inc.                 Toronto-Dominion Bank

05/24/01.............         Unigraphics Solutions Inc.             Electronic Data Systems Inc.

02/15/01.............           Westfield America Inc.                 Westfield America Trust

09/21/00.............                Hertz Corp.                          Ford Motor Company

08/30/00.............             AXA Financial Inc.                          AXA Group

03/27/00.............             Hartford Life Inc.              Hartford Financial Services Group

12/01/99.............    Boise Cascade Office Products Corp.             Boise Cascade Corp.

03/19/99.............        Spelling Entertainment Group                    Viacom Inc.

10/22/98.............            BA Merchant Services                   Bank of America Corp.

09/01/98.............               Mycogen Corp.                        Dow AgroSciences LLC

    Blackstone examined the premiums of the initial offer for each transaction to the target trading prices one day, one week (five trading days), and four weeks (twenty trading days) prior to announcement of the respective transactions. The review indicated the following:

                                                      INITIAL OFFER PRICE PREMIUM TO:
                                          --------------------------------------------------------
                                          TARGET PRICE ONE   TARGET PRICE ONE   TARGET PRICE FOUR
                                            DAY PRIOR TO      WEEK PRIOR TO       WEEKS PRIOR TO
                                            ANNOUNCEMENT       ANNOUNCEMENT        ANNOUNCEMENT
                                          ----------------   ----------------   ------------------
STOCK TRANSACTIONS

  Mean..................................             14.4%            23.8%                  28.3%

  Range.................................      (5.2%)-48.0%     (0.7%)-89.0%           (3.4%)-70.5%

CASH AND CASH/STOCK TRANSACTIONS

  Mean..................................             21.4%            24.2%                  24.8%

  Range.................................        2.4%-45.2%       7.5%-41.3%           (4.2%)-50.8%

ALL TRANSACTIONS

  Mean..................................             18.3%            24.0%                  26.4%

  Range.................................      (5.2%)-48.0%     (0.7%)-89.0%           (4.2%)-70.5%

    The Exchange Ratio represents a 15.0% premium to Aquila's trading price one day prior to UtiliCorp's announcement of its intention to commence the Offer at the Exchange Ratio, a 12.7% premium to Aquila's trading price one week prior to the announcement and a 16.1% discount to Aquila's trading price four weeks prior to the announcement.

    Blackstone also analyzed the premiums of the final offer to the target's trading price one day, one week and four weeks prior to the initial announcement of the transaction. For stock transactions, the final offer price equals the final exchange ratio multiplied by the acquiror stock price at closing. This review indicated the following:

                                                              FINAL OFFER PRICE PREMIUM TO:
                                                 -------------------------------------------------------
                                                 TARGET PRICE ONE   TARGET PRICE ONE   TARGET PRICE FOUR
                                                   DAY PRIOR TO      WEEK PRIOR TO      WEEKS PRIOR TO
                                                   ANNOUNCEMENT       ANNOUNCEMENT       ANNOUNCEMENT
                                                 ----------------   ----------------   -----------------
STOCK TRANSACTIONS

  Mean.........................................           11.5%               23.9%              28.7%

  Range........................................   (24.5%)-61.5%      (14.7%)-106.1%     (16.1%)-102.0%

CASH AND CASH/STOCK TRANSACTIONS

  Mean.........................................           37.2%               40.9%              41.3%

  Range........................................     12.5%-53.2%         11.7%-68.0%        13.4%-81.6%

ALL TRANSACTIONS

  Mean.........................................           26.6%               33.9%              36.1%

  Range........................................   (24.5%)-61.5%      (14.7%)-106.1%     (16.1%)-102.0%

    Blackstone noted that the average premiums supplied by the final offer were higher than those implied by the initial offer in cash and cash/stock transactions. However, this was not necessarily the case in all stock transactions due to the decline of the acquiror's share price in certain instances. Based on the trading price of UtiliCorp's common stock as of December 12, 2001 and the 0.6896 Exchange Ratio, UtiliCorp's Offer represents a 9.5% discount to Aquila's trading price one day prior to announcement, a 11.3% discount to Aquila's trading price one week prior to announcement and a 34.0% discount to Aquila's trading price four weeks prior to announcement.

PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS.

    Using publicly available information, Blackstone reviewed certain financial and operating information and ratios (described below) for the Aquila Comparables, with respect to Aquila, and the Regulated Utility Comparables and the Energy Merchant Comparables, with respect to UtiliCorp. The Aquila Comparables and the Regulated Utility Comparables and the Energy Merchant Comparables were deemed by Blackstone to be relevant or comparable in certain respects to Aquila and UtiliCorp, as the case may be, or one or more of their respective businesses or assets.

    AQUILA

    The Aquila Comparables were selected because they included some or all of the following characteristics: U.S. based publicly traded energy merchants, significant deregulated electric and gas assets, strong presence in energy marketing and trading, earnings correlated with energy prices and strong analyst consensus long-term estimated growth prospects.

    In analyzing the valuation multiples for Aquila implied by the Exchange Ratio, Blackstone reviewed both actual or estimated results and "normalized" results. The normalized results were first communicated by Aquila to equity analysts in August 2001 and were provided to Blackstone by Aquila management. The normalized results exclude the favorable effect of increased volatility in the energy markets in the first half of 2001 and, according to Aquila management, provide a base against which future growth can be more accurately measured. Estimated earnings before interest, taxes, depreciation and amortization ("EBITDA"), EBIT and earnings per share ("EPS"), without the "normalization" adjustments, for 2001 were $432.6 million, $397.6 million and $2.34, respectively. Normalized EBITDA, EBIT and EPS were $283.9 million,
$248.9 million and $1.57, respectively. Blackstone also analyzed the valuation multiples for Aquila implied by the Exchange Ratio based on (1) UtiliCorp's trading price of $23.61 as of December 12, 2001 and (2) UtiliCorp's trading price of $30.00 on November 6, 2001 (the last trading day prior to UtiliCorp's announcement of its intention to commence the Offer). The analysis of the Aquila Comparables provided the following multiples:

    (a) Stock price as a multiple of projected 2001 EPS for the Aquila Comparables, which estimates were obtained from the Institutional Brokers Estimate System ("IBES"), ranged from 7.8x to 12.5x, with a mean of 10.5x. The Exchange Ratio reflects a price, as a multiple of 2001 IBES Estimated EPS for Aquila, of 7.0x, based on UtiliCorp's closing price as of December 12, 2001, and 8.9x, based on UtiliCorp's closing price as of November 6, 2001. Blackstone also noted that based on Aquila management's normalized EPS estimate, the Exchange Ratio implies a price-to-estimated 2001 EPS multiple of 10.3x and 13.1x based on UtiliCorp's closing prices on December 12, 2001 and November 6, 2001, respectively.

    (b) Price as a multiple of projected 2002 IBES EPS for the Aquila Comparables ranged from 6.5x to 12.1x, with a mean of 8.9x. The Exchange Ratio reflects a price, as a multiple of 2002 IBES Estimated EPS for Aquila, of 8.0x, based on UtiliCorp's closing price as of December 12, 2001 and 10.1x, based on UtiliCorp's closing price as of November 6, 2001.

    (c) Price as a multiple of the quarter ended September 30, 2001 book value of equity per share for the Aquila Comparables ranged from 0.7x to 2.5x, with a mean of 1.7x. The Exchange Ratio reflects a price, as a multiple of the quarter ended September 30, 2001 book value of equity per share for Aquila, of 2.1x and 2.7x based on UtiliCorp's closing prices on December 12, 2001 and November 6, 2001, respectively.

    (d) The total enterprise value (defined as the market value of common equity plus the book value of debt, preferred equity and minority interests, less excess cash and cash equivalents) ("TEV") for the Aquila Comparables as a multiple of the latest twelve months ended September 30, 2001 ("LTM") EBITDA ranged from 6.2x to 11.6x, with a mean of 8.9x. Based on actual results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBITDA, for Aquila of 3.7x, based on UtiliCorp's closing price as of December 12, 2001, and 4.6x, based on UtiliCorp's closing price as of November 6, 2001. Based on normalized results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBITDA, for Aquila of 5.3x, based on UtiliCorp's closing price as of December 12, 2001, and 6.5x, based on UtiliCorp's closing price as of November 6, 2001.

    (e) The TEV as a multiple of LTM EBIT for the Aquila Comparables ranged from 8.1x to 14.7x, with a mean of 11.6x. Based on actual results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBIT, for Aquila of 4.2x, based on UtiliCorp's closing price as of December 12, 2001, and 5.2x, based on UtiliCorp's closing price on November 6, 2001. Based on normalized results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBIT, for Aquila of 6.3x, based on UtiliCorp's closing price as of December 12, 2001, and 7.9x, based on UtiliCorp's closing price as of November 6, 2001.

    (f) Blackstone noted that the five-year projected IBES earnings growth rates for the Aquila Comparables ranged from 12.6% to 29.0%, with a mean of 19.5%. Aquila's five-year projected IBES earnings growth rate was 24.6%.

    UTILICORP

    The Regulated Utility Comparables included in the analysis were selected because they included some or all of the following characteristics: regulated utilities with market values ranging from approximately $2 billion to $6 billion, comparable geographic service areas (i.e., primarily Midwest) and earnings that potentially included a non-regulated component. The Energy Merchant Comparables included in this analysis were selected because they were publicly traded regulated utilities with a significant energy merchant focus and a non-regulated component to their earnings.

    The analysis of the Regulated Utility Comparables and the Energy Merchant Comparables showed the following multiples, based on UtiliCorp's closing price as of December 12, 2001:

    (a) Price as a multiple of projected 2001 IBES EPS for the Regulated Utility Comparables ranged from 9.0x to 14.5x, with a mean of 11.8x, and for the Energy Merchant Comparables ranged from 7.9x to 14.3x, with a mean of 11.6x. As of December 12, 2001, UtiliCorp traded at a price to 2001 IBES Estimated EPS multiple of 9.7x. Assuming normalized earnings for Aquila, as of December 12, 2001, UtiliCorp traded at a price to 2001 Estimated EPS multiple of 13.5x.

    (b) Price as a multiple of projected 2002 IBES EPS for the Regulated Utility Comparables ranged from 8.4x to 11.5x, with a mean of 10.7x, and for the Energy Merchant Comparables ranged from 9.6x to 13.3x, with a mean of 11.5x. As of December 12, 2001 UtiliCorp traded at a price to 2002 IBES EPS multiple of 8.3x.

    (c) Price as a multiple of the quarter-ended September 30, 2001 book value of equity per share for the Regulated Utility Comparables ranged from 1.5x to 3.5x, with a mean of 1.9x, and for the Energy Merchant Comparables ranged from 1.1x to 2.1x, with a mean of 1.7x. As of December 12, 2001, UtiliCorp traded at a price to the quarter ended September 30, 2001 book value of equity per share multiple of 1.0x.

    (d) The TEV, as a multiple of LTM EBITDA, for the Regulated Utility Comparables ranged from 6.6x to 8.2x, with a mean of 7.3x, and for the Energy Merchant Comparables ranged from 5.2x to 7.8x, with a mean of 7.0x. As of December 12, 2001, UtiliCorp traded at a multiple of TEV to LTM EBITDA of 5.5x. Assuming normalized earnings for Aquila, as of December 12, 2001, UtiliCorp traded at a multiple of TEV to LTM EBITDA of 6.2x.

    (e) The TEV, as a multiple of LTM EBIT, for the Regulated Utility Comparables ranged from 9.1x to 11.3x, with a mean of 10.3x, and for the Energy Merchant Comparables ranged from 7.1x to 12.0x, with a mean of 10.2x. As of December 12, 2001 UtiliCorp traded at a TEV to LTM EBIT multiple of 7.5x. Assuming normalized earnings for Aquila, as of December 12, 2001, UtiliCorp traded at a multiple of TEV to LTM EBIT of 9.0x.

    (f) Blackstone noted that the five-year projected IBES earnings growth rates for the Regulated Utility Comparables ranged from 4.3% to 9.0%, with a mean of 6.9%, and for the Energy Merchant Comparables ranged from 6.3% to 12.6%, with a mean of 8.4%. UtiliCorp's five-year projected IBES earnings growth rate is 10.9%.

    (g) Blackstone also noted the dividend yield for the Regulated Utility Comparables ranged from 4.1% to 6.5%, with a mean of 5.7%; and the Energy Merchant Comparables ranged from 3.2% to 6.0%, with a mean of 5.2%. UtiliCorp's dividend yield was 5.1%.

SELECTED PRECEDENT INDUSTRY M&A TRANSACTIONS ANALYSIS.

    Blackstone reviewed certain publicly available information regarding selected business combinations involving companies with marketing and trading, non-regulated, or energy merchant production operations announced since 1997 that Blackstone deemed to be comparable (collectively, the "Selected Precedent Industry M&A Transactions"). The Selected Precedent Industry M&A Transactions that Blackstone reviewed included the following:

                                                                                      DATE
ACQUIROR                                                   TARGET                   ANNOUNCED
--------                                                   ------                   ---------
Reliant Resources, Inc..................  Orion Power Holdings Inc.                 09/27/01
Dominion Resources Inc..................  Louis Dreyfus Natural Gas Corp.           09/10/01
Allegheny Energy Inc....................  Merrill Lynch (Global Energy Merchants)   01/08/01
Southern Co.............................  Southern Co. Energy Marketing             09/11/00
Sempra Energy...........................  AIG Trading Corp.                         08/08/97

    Blackstone's analysis of the Selected Precedent Industry M&A Transactions revealed the following:

    (a) Stock price as a multiple of current fiscal year IBES EPS for the Selected Precedent Industry M&A Transactions ranged from 9.9x to 23.1x, with a mean of 16.5x. Based on actual results, the Exchange Ratio reflects a price, as a multiple of current fiscal year IBES Estimated EPS, for Aquila of 7.0x, based on UtiliCorp's closing price as of December 12, 2001, and 8.9x, based on UtiliCorp's closing price on November 6, 2001. Based on normalized results, the Exchange Ratio reflects a price, as a multiple of current fiscal year Estimated EPS, for Aquila of 10.3x, based on UtiliCorp's closing price as of December 12, 2001, and 13.1x, based on UtiliCorp's closing price as of November 6, 2001.

    (b) Price as a multiple of projected next fiscal year IBES EPS for the Selected Precedent Industry M&A Transactions ranged from 13.4x to 17.2x, with a mean of 15.3x. The Exchange Ratio reflects a price, as a multiple of next fiscal year IBES Estimated EPS, for Aquila of 8.0x, based on UtiliCorp's closing price as of December 12, 2001, and 10.1x, based on UtiliCorp's closing price on November 6, 2001.

    (c) Price as a multiple of the latest quarter book value of equity per share for the Selected Precedent Industry M&A Transactions ranged from 1.9x to 2.3x, with a mean of 2.1x. The Exchange Ratio reflects a price, as a multiple of the latest quarter book value of equity per share, for Aquila of 2.1x, based on UtiliCorp's closing price as of December 12, 2001 and 2.7x, based on UtiliCorp's closing price as of November 6, 2001.

    (d) The TEV, as a multiple of LTM EBITDA, for the Selected Precedent Industry M&A Transactions ranged from 4.6x to 11.1x, with a mean of 7.9x. Based on actual results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBITDA, for Aquila of 3.7x, based on UtiliCorp's closing price as of December 12, 2001, and 4.6x, based on UtiliCorp's closing price on November 6, 2001. Based on normalized results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBITDA, for Aquila of 5.3x, based on UtiliCorp's closing price as of December 12, 2001, and 6.5x, based on UtiliCorp's closing price as of November 6, 2001.

    (e) The TEV, as a multiple of LTM EBIT, for the Selected Precedent Industry M&A Transactions ranged from 6.2x to 16.6x, with a mean of 9.9x. Based on actual results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBIT, for Aquila of 4.2x, based on UtiliCorp's closing price as of December 12, 2001, and 5.2x, based on UtiliCorp's closing price on November 6, 2001. Based on normalized results, the Exchange Ratio reflects a TEV, as a multiple of LTM EBIT, for Aquila of 6.3x, based on UtiliCorp's closing price as of December 12, 2001, and 7.9x, based on UtiliCorp's closing price as of November 6, 2001.

    Blackstone noted that several of the transactions included private targets with limited available financial data. As a result, many of the multiple ranges above included only two data points. Given the lack of meaningful data, Blackstone believed that the Selected Precedent Industry M&A Transactions analysis deserves less reliance than the other analyses.

DISCOUNTED CASH FLOW ANALYSIS.

    Blackstone derived an estimated per share equity valuation range for the Class A Shares and UtiliCorp's common stock by performing discounted cash flow ("DCF") analyses. The DCF was calculated assuming discount rates ranging from 8.0% to 10.0% and 7.0% to 9.0% for Aquila and UtiliCorp, respectively. The DCF valuation ranges were comprised of the sum of the present values of (a) the projected unlevered free cash flows for the years 2002 to 2006 using projections provided by Aquila's and UtiliCorp's respective managements and (b) the year 2006 terminal values based upon a range of multiples of projected year 2006 EBITDA of 6.0x to 7.0x for both Aquila and UtiliCorp.

    The DCF analysis for Aquila resulted in an aggregate implied equity value per Class A Share (net of outstanding debt) that ranged from $23.16 to $31.29, compared to the implied equity values reflected by the Exchange Ratio of $16.28, based on UtiliCorp's closing price as of December 12, 2001, and $20.69, based on UtiliCorp's closing price as of November 6, 2001. Based on guidance from Aquila management, Blackstone noted that the forecasts required annual growth capital expenditures, including asset acquisitions, in amounts that Aquila may be unable to achieve due to current market conditions. Therefore, Blackstone also performed a discounted cash flow analysis for Aquila assuming two downside cases, which were based on guidance from Aquila management. The first case sensitized Aquila's projected EBITDA compound annual growth rate ("CAGR") from 2001 to 2006 while maintaining management's capital expenditures forecasts. Given that Aquila management's forecast implies a 22.8% CAGR from 2001 to 2006, Blackstone examined a range of 2001 to 2006 EBITDA CAGRs from 15.0% to 20.0%, while maintaining the range of discount rates at 8.0% to 10.0% and assuming a projected year 2006 EBITDA multiple of 6.5x. This analysis resulted in an aggregate implied equity value per Class A Share that ranged from $13.02 to $22.52. Blackstone also examined a second case in which all growth capital expenditures were removed from the forecast and the range of forecasted EBITDA CAGRs from 2001 to 2006 was reduced to 5.0% to 10.0% ("Maintenance CapEx

Case"). For the Maintenance CapEx Case, Blackstone maintained the aforementioned range of discount rates and assumed a projected year 2006 EBITDA multiple of 5.5x. This analysis resulted in an aggregate implied equity value per Class A Share that ranged from $17.68 to $24.01. Blackstone compared the DCF results with the prices implied by the Exchange Ratio of $20.69, based on UtiliCorp's closing price on November 6, 2001, and $16.28, based on UtiliCorp's closing price on December 12, 2001.

    The DCF analysis for UtiliCorp resulted in an aggregate implied equity value per share of UtiliCorp's common stock (net of outstanding debt) that ranged from $36.63 to $51.50. Blackstone also performed a discounted cash flow sensitivity case for UtiliCorp which utilized lower projected EBITDA CAGRs for Aquila from 2001 to 2006, which CAGRs were based on guidance from Aquila management. Blackstone examined a range of 2001 to 2006 EBITDA CAGRs for Aquila of 15.0% to 20.0%, while maintaining UtiliCorp's aforementioned range of discount rates of 7.0% to 9.0%, and assumed a projected year 2006 EBITDA multiple of 6.5x. This analysis resulted in an aggregate implied equity value per share of UtiliCorp's common stock that ranged from $32.03 to $42.56.

DISCOUNTED DIVIDEND ANALYSIS.

    Blackstone performed a discounted dividend analysis of UtiliCorp based upon estimates of projected dividend payouts, prepared by UtiliCorp management, for fiscal years 2002 to 2006. Utilizing these projections, Blackstone calculated a range of present values for UtiliCorp's common stock based on the discounted net present value of the sum of (1) the projected stream of common stock dividends per share from fiscal year 2002 to fiscal year 2006 and (2) a terminal dividend based upon a growing perpetuity calculation. Applying equity discount rates ranging from 9.0% to 11.0% and terminal dividend growth rates ranging from 6.0% to 6.5%, this analysis produced a per share range of values of UtiliCorp's common stock of $19.77 to $38.10.

PRO FORMA MERGER ANALYSIS.

    Blackstone reviewed the pro forma impact of the Offer and the Merger on Aquila's and UtiliCorp's estimated EPS for the fiscal years 2002 and 2003. Blackstone utilized two sets of earnings forecasts in reviewing the pro forma impact of the Offer and the Merger: (i) IBES forecasts for both companies (the "IBES Case") and (ii) respective management forecasts for both companies (the "Management Case"). Under both the IBES Case and the Management Case, Blackstone assumed that 2002 constitutes the first full year after consummation of the Offer and the Merger. In addition, Blackstone assumed that the Offer and the Merger will be accounted for under the recently revised purchase accounting rules and would be effected at the Exchange Ratio. Blackstone also assumed, based on Aquila management estimates, pre-tax synergies of $2.0 million resulting from the elimination of public company expenses for Aquila. Under the IBES case, the Offer and the Merger are approximately 3.3% and 13.0% dilutive to Aquila's EPS in 2002 and 2003, respectively. Under the Management Case, the Offer would result in dilution to Aquila's EPS of approximately 2.1% and 17.2% in 2002 and 2003, respectively. Under the IBES Case, the Offer is 0.7% accretive in 2002 and 1.8% accretive in 2003 to UtiliCorp's EPS. Under the Management Case, the Offer is 0.6% accretive and 2.5% accretive in 2002 and 2003, respectively, to UtiliCorp's EPS. Blackstone also performed a sensitivity analysis, based upon Aquila management guidance, which reviewed the impact of lower Aquila EPS growth rates on the accretion/(dilution) to Aquila's and UtiliCorp's EPS, respectively. This analysis showed that at lower Aquila EPS growth rates, the Offer would be accretive or less dilutive to Aquila's EPS.

RELATIVE CONTRIBUTION ANALYSIS.

    Blackstone reviewed the relative contribution of the holders of the Class A Shares and UtiliCorp's stockholders to the proposed combined company with respect to the actual and normalized results for the LTM period, the estimated and normalized results for 2001 and the projected results for 2002 for net income. Estimated and projected results were prepared by the managements of Aquila and UtiliCorp. This analysis did not take into account any potential cost savings, revenue enhancements or margin improvements that may be realized as a result of, or any other effects from, the Offer and the Merger. This analysis indicated that on a net income basis the holders of the Class A Shares would contribute (on an "actual," or "estimated" or "projected" basis, as applicable) to the combined company approximately:

    (a) 14.1%, 14.6% and 10.2% based on "actual" LTM, 2001E and 2002P net income results, respectively, and

    (b) 12.1% and 12.6%, based on "normalized" LTM and 2001E net income results, respectively.

    Blackstone noted that the holders of the Class A Shares would own approximately 10.6% of the equity of the combined company.

    The summary set forth above does not purport to be a complete description of the analyses performed by Blackstone in connection with its review of the Exchange Ratio. The preparation of a financial analysis is a complex process and is not necessarily susceptible to partial or summary description. Blackstone believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all those factors and analyses, could create a misleading view of the processes underlying the Blackstone financial analysis. Blackstone did not assign relative weights to any of its analyses in preparing the Blackstone financial analysis. The matters considered by Blackstone in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Aquila's, UtiliCorp's and Blackstone's control and involve the application of complex methodologies and educated judgment. Estimates contained in the analyses performed by Blackstone are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty.

    None of the Aquila Comparables, the Regulated Utility Comparables or the Energy Merchant Comparables utilized as a comparison in the analyses described above are identical to Aquila or UtiliCorp, respectively, and none of the Selected Precedent Industry M&A Transactions or Selected Precedent Minority Stake Buy-out Transactions utilized as comparisons are identical to the proposed Offer. In addition, various analyses performed by Blackstone incorporate projections prepared by research analysts using only publicly available information. Such estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared. The Board retained Blackstone because of its experience and expertise. Blackstone has an internationally recognized merger and acquisition advisory business. Blackstone, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. In accordance with a letter agreement between Aquila and Blackstone dated as of November 16, 2001, Aquila has agreed to pay Blackstone certain fees, reimburse certain expenses and provide certain indemnities as described under the caption "Persons/Assets Retained, Employed, Compensated or Used."

    REASONS FOR NO RECOMMENDATION. As discussed under the caption "Past Contacts, Transactions, Negotiations and Agreements--Interests of Aquila's Directors and Officers," all members of the Board have various actual and potential conflicts of interest with respect to the Offer. For this reason, the Board has decided to remain neutral and make no recommendation with respect to the Offer.

    The Board urges each stockholder to make its own decision as to the acceptability of the Offer, including the Exchange Consideration, based on all the available information, including the factors described in this statement.

    OTHER FACTORS. When considering the Offer, in addition to the financial analysis of the Exchange Ratio performed by Blackstone described above, holders of Class A Shares should bear in mind the following factors, among others:

    (a) UTILICORP'S UNWILLINGNESS TO SELL AQUILA. Because UtiliCorp possesses a majority of the voting power of Aquila, UtiliCorp is able to block any sale of Aquila as an entirety. UtiliCorp has confirmed to the Board that it is presently, and expects for the foreseeable future to be, uninterested in selling all or substantially all of its shares of Aquila Class B common stock or causing Aquila to enter into any merger, consolidation, sale of substantial assets or other business combination.

    (b) OPPORTUNITY TO PARTICIPATE IN FUTURE GROWTH. Stockholders who tender their Class A Shares in the Offer will be able to participate in any future growth of Aquila only indirectly through their holdings of UtiliCorp stock. Although Aquila's profits have made substantial contributions to UtiliCorp's results of operations, tendering Aquila stockholders will share the benefits of future Aquila profits with UtiliCorp's stockholders who did not acquire their UtiliCorp shares in exchange for Class A Shares.

    (c) AVAILABILITY OF APPRAISAL RIGHTS. Stockholders who do not tender Class A Shares, or who withdraw tendered Class A Shares, may exercise statutory rights for a judicial appraisal of the "fair value" of such Class A Shares if UtiliCorp completes the Offer and proceeds with the Merger. Such fair value will be paid in cash, rather than UtiliCorp stock, and will be based upon the court's assessment of the value of Aquila at the time of the Merger.

    INTENT TO TENDER. To the knowledge of Aquila after reasonable inquiry, the executive officers, directors and affiliates of Aquila are currently evaluating whether or not to tender in the Offer the Class A Shares that are held of record or beneficially owned by them in light of possible implications under
Section 16 of the Securities Exchange Act of 1934 and other securities law provisions.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Except as disclosed in this Schedule 14D-9, neither Aquila nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to its stockholders on its behalf with respect to the Offer and Merger.

    Pursuant to an engagement letter dated November 16, 2001 (the "Engagement Letter"), the Board retained Blackstone to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Blackstone agreed to provide financial advisory services in connection with the Offer, including assisting Aquila in analyzing and evaluating the Offer. Pursuant to the Engagement Letter, Blackstone will receive from Aquila an aggregate fee of up to $1.5 million, (a) $250,000 of which was payable upon execution of the Engagement Letter, (b) $500,000 of which was payable upon delivery of Blackstone's written financial analysis of the Exchange Ratio to the Board, and (c) $750,000 of which will be payable upon the earlier of
(i) completion of the Offer, (ii) a public announcement by UtiliCorp that it is abandoning the Offer, or (iii) termination of Blackstone's engagement under the Engagement Letter other than for cause. Aquila also agreed to reimburse Blackstone for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the fees and expenses of legal counsel and other advisors, and to indemnify Blackstone against certain liabilities, including defense expenses, relating to, arising out of or in connection with its engagement, including liabilities under the federal securities laws.

    Aquila also retained Georgeson Shareholder Communications Inc. ("Georgeson") to assist Aquila with its obligation to mail this Schedule 14D-9 to holders of Class A Shares. Aquila will pay Georgeson reasonable and customary compensation for its services in addition to reimbursing Georgeson for reasonable out-of-pocket expenses in connection therewith.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Certain directors and executive officers of Aquila beneficially own Class A Shares. See the information set forth under the caption "Past Contacts, Transactions, Negotiations and Agreements--Interests of Aquila's Directors and Executive Officers."

    No transactions in the Class A Shares have been effected during the past 60 days by Aquila or, to the knowledge of Aquila after reasonable inquiry, by any executive officer, director or affiliate of Aquila.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Aquila is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in (a) a tender offer for or other acquisition of Aquila's securities by Aquila, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Aquila or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Aquila or any of its subsidiaries, or (d) any material change in the present dividend policy, indebtedness or capitalization of Aquila.

    There are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer or Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

    RECENT DEVELOPMENTS. On December 2, 2001, Enron Corporation ("Enron") filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Aquila believes its net exposure to Enron is under $40 million. Part of this exposure could result from trading activities with other parties, including counterparties of Enron, which could come under financial pressure as a result of their transactions with Enron. While the Enron situation could provide Aquila with attractive opportunities to hire traders and acquire assets, it could also reduce access to capital, therefore limiting potential growth opportunities and reducing general trading activities, of Aquila and other companies in the merchant energy sector. Although rating agencies may be rethinking the way they analyze energy merchants in the future, based on recent discussions with its rating agencies, Aquila does not presently expect any change in its credit ratings by Standard & Poor's or Moody's Investors Service, Inc.

    Given the current financing environment, including consequences of the Enron bankruptcy, merchant energy companies such as Aquila could encounter difficulties borrowing money from banks and other external financing sources. In addition, such companies' ability to raise capital through the sale of receivables could be impaired due to lower energy commodity prices and other factors. See "Past Contacts, Transactions, Negotiations and Agreements--Relationships with UtiliCorp--Credit Arrangements with UtiliCorp" for a description of Aquila's financing arrangements with UtiliCorp.

    ANTITRUST. The acquisition by UtiliCorp of the Class A Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

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
    STATE ANTI-TAKEOVER STATUTE. Section 203 of the DGCL in general restricts a Delaware corporation such as Aquila from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15% of the outstanding voting stock of the subject corporation) for three years after that person has become an Interested Stockholder unless, before that person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. Section 203 is not applicable to the Offer or Merger, because UtiliCorp became an Interested Stockholder at a time at which the restrictions of Section 203 did not apply to Aquila.

    APPRAISAL RIGHTS. Under the DGCL, Aquila stockholders do not have appraisal rights in connection with the Offer. If the Offer is successfully completed, holders of Class A Shares who (a) do not tender their Class A Shares into the Offer and hold Class A Shares at the effective time of the Merger, (b) do not wish to accept the consideration provided for in the Merger, and (c) comply with the procedures provided for in Section 262 of the DGCL will be entitled to have their Class A Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the "fair value" of those Class A Shares as determined by the court. The following summarizes provisions of Section 262 of the DGCL regarding appraisal rights that would be applicable in connection with the Merger, which UtiliCorp has stated will be effected as a merger of a wholly owned subsidiary of UtiliCorp into Aquila, with Aquila as the surviving corporation in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 is attached to the Offer Document as Annex E and is incorporated herein by this reference. IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262 OF THE DGCL, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.

NOTIFICATION OF MERGER'S EFFECTIVE TIME

    Within 10 days after the effective time of the Merger, Aquila will send to each holder of Class A Shares notice of the effective time and the availability of appraisal rights.

EXERCISING APPRAISAL RIGHTS

    To exercise appraisal rights, the record holder of Class A Shares must, within 20 days after the date Aquila mails the notice referred to in the prior paragraph, deliver to Aquila a written demand for appraisal. This demand must reasonably inform Aquila of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Class A Shares.

    A demand for appraisal must be delivered to: Corporate Secretary, Aquila, Inc., 1100 Walnut Street, Suite 3300, Kansas City, Missouri 64106.

ONLY RECORD HOLDERS MAY DEMAND APPRAISAL RIGHTS

    Only a record holder of Class A Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates.

    (a) If Class A Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

    (b) If Class A Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

    (c) An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

    (d) A holder of record, such as a broker, who holds Class A Shares as nominee for a beneficial owner, may exercise a holder's right of appraisal with respect to Class A Shares held for all or less than all of those beneficial owners' interest. In that case, the written demand should set forth the number of Class A Shares covered by the demand. If no number of Class A Shares is expressly mentioned, the demand will be presumed to cover all of the Class A Shares standing in the name of the record holder. Aquila stockholders who hold their Class A Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Class A Shares.

COURT PETITION MUST BE FILED

    Within 120 days after the effective time of the Merger, Aquila or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Class A Shares. Aquila will have no obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by the DGCL.

    Within 120 days after the effective time of the Merger, any stockholder who has complied with the requirements under Section 262 of the DGCL for exercise of appraisal rights may make a written request to receive from Aquila a statement of the total number of Class A Shares with respect to which demands for appraisal have been received and the total number of holders of such Class A Shares. Aquila will be required to mail these statements within ten days after it receives a written request.

APPRAISAL PROCEEDING BY DELAWARE COURT

    If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the Class A Shares owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors including market values of Aquila's stock, asset values and other generally accepted valuation considerations, but will exclude any element of value arising from the accomplishment or expectation of the Merger. The court will also determine the amount of interest, if any, to be paid upon the value of the Class A Shares to the stockholders entitled to appraisal.

    The value determined by the court for Class A Shares could be more than, less than or the same as the consideration paid in the Merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder's expenses incurred in connection with an appraisal proceeding, including reasonable attorneys' fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of Class A Shares entitled to appraisal.

EFFECT OF APPRAISAL DEMAND ON VOTING AND RIGHT TO DIVIDENDS; TAX CONSEQUENCES

    Any stockholder who has duly demanded an appraisal in compliance with the DGCL will not, after the effective time of the Merger, be entitled to vote the Class A Shares subject to the demand for any purpose. The Class A Shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time. The tax consequences to an Aquila stockholder who receives cash for his or her Class A Shares pursuant to the exercise of appraisal rights are described in the Offer Document under the caption "Material U.S. Federal Income Tax Consequences."

LOSS, WAIVER OR WITHDRAWAL OF APPRAISAL RIGHTS

    Holders of Class A Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Merger. A stockholder will also lose the right to an appraisal by delivering to Aquila a written withdrawal of the stockholder's demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective time of the Merger requires Aquila's written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the Merger, without interest. The number of shares of UtiliCorp common stock, and cash in lieu of a fraction of a share of UtiliCorp common stock, delivered to such stockholder will be based on the same exchange ratio utilized in the Offer and the Merger, regardless of the market price of UtiliCorp's shares at the time of delivery.

DISMISSAL OF APPRAISAL PROCEEDING

    If an appraisal proceeding is timely instituted, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

    LITIGATION. Shortly after UtiliCorp announced the proposed Offer and Merger on November 7, 2001, individual stockholders of Aquila filed nine separate complaints in the Delaware Court of Chancery and one complaint in the Circuit Court of Jackson County, Missouri against UtiliCorp, Aquila, and the three members of the Board, Richard C. Green, Jr., Robert K. Green and Keith G. Stamm. Each of the actions purported to be brought as a class action on behalf of all holders of Class A Shares, other than the defendants and persons related to or affiliated with the defendants. The actions generally allege that:
(a) UtiliCorp, Aquila and the other defendants breached their fiduciary duties in connection with the Offer and Merger; (b) the consideration being offered in the Offer and in the Merger is inadequate; and (c) UtiliCorp is acting to further its own interests at the expense of Aquila's minority stockholders. The complaints specifically allege that:

    (i) UtiliCorp is engaged in an improper plan or scheme to benefit itself at the expense of Aquila's minority stockholders;

    (ii) with the acquiescence of Aquila, UtiliCorp is engaged in self-dealing and is not acting in good faith toward Aquila's minority stockholders;

   (iii) UtiliCorp and the Board have clear and material conflicts of interest, and have breached fiduciary duties owed to Aquila's minority stockholders by not taking adequate measures to protect their interests;

    (iv) UtiliCorp has used its access to internal financial information about Aquila for its own benefit and to the detriment of Aquila's minority stockholders;

    (v) UtiliCorp timed the Offer and the Merger to take advantage of Aquila's depressed stock price and to avoid offering a fair and adequate price to Aquila's minority stockholders;

    (vi) UtiliCorp has used its ownership of Aquila shares and representation on the Board to dominate and control the Board;

   (vii) UtiliCorp is using its control of Aquila to force Aquila stockholders to sell their Class A Shares at an unfair price;

  (viii) as a result of UtiliCorp's ownership of shares of Aquila Class B common stock and representation on the Board, no third party can realistically make a competing bid for Aquila;

    (ix) UtiliCorp and Aquila have failed to disclose all material facts in connection with the Offer and the Merger; and

    (x) the Board failed to explore ways to maximize stockholder value for Aquila's minority stockholders.

    Each of the actions seeks: a declaration that it may be maintained as a class action; to enjoin or rescind the Offer and Merger; an unspecified sum in damages and costs; an accounting by the defendants for all profits and special benefits obtained through the transaction; and unspecified costs and disbursements, attorneys' fees and expenses. Some of the actions also seek a judgment ordering the defendants to carry out their fiduciary duties of candor, due care and loyalty. Counsel for plaintiffs in the Delaware actions has proposed an order to consolidate all of the actions filed in Delaware court into a single action.

    On December 5, 2001, Francine Pluck, Joyce Sarsik and Charles Zimmer filed a consolidated amended class action complaint in the Court of Chancery (the "Amended Complaint"). The Amended Complaint also purports to be brought on behalf of the public Class A common stockholders of Aquila against Aquila, its directors and UtiliCorp. The Amended Complaint generally alleges that Aquila has failed to provide the Class A stockholders with the recommendation of independent directors in response to the Offer. In support of this claim, the Amended Complaint alleges that the Board of Directors of Aquila were required by its Certificate of Incorporation and the rules of the NYSE to appoint an audit committee comprised of independent directors within three months of the IPO. It is further alleged that Aquila represented in the Prospectus filed in connection with the IPO that Aquila's board of directors would appoint an audit committee. The Amended Complaint contains four counts, including claims for: violation of Aquila's Certificate of Incorporation (Count I), breach of fiduciary duty (Count
II), breach of contract/promissory estoppel relating to the Prospectus (Count
III) and breach of the duty of full and fair disclosure (Count IV). The Amended Complaint seeks preliminary and permanent injunctive relief, damages, rescission of the transaction or rescissory damages and an award of attorneys' fees.

    In connection with the filing of the Amended Complaint, plaintiffs moved for a preliminary injunction to enjoin defendants from consummating or otherwise closing the Offer. On December 12, 2001, the Court heard argument on the plaintiffs' request to schedule a preliminary injunction hearing and to expedite proceedings in connection with the Amended Complaint. Defendants opposed the scheduling of a hearing and expedited proceedings. The Court did not decide whether to expedite the case or to schedule an injunction hearing, but took the parties' arguments under advisement.

    On December 5, 2001, the Missouri plaintiff also filed amendments to his operative complaint, in part challenging Aquila's purported failure to provide the Class A stockholders with the recommendation of independent directors. On December 7, 2001, the Missouri plaintiff filed a motion to expedite discovery in that proceeding. Defendants' response to the Missouri plaintiff's motion to expedite will be due on or about December 17, 2001.

    This description of these actions is qualified in its entirety by reference to the allegations in the related complaints, filed as Exhibits (a)(12) through
(a)(19) to this Schedule 14D-9, respectively, and incorporated herein by this reference.

    ESTABLISHMENT OF AUDIT COMMITTEE OF THE BOARD. Under the rules of the NYSE, Aquila was required to establish an audit committee comprised of at least two independent directors within 90 days after the IPO and to add a third independent director to the audit committee within one year after the IPO. Although Aquila has undertaken a process for the selection of independent directors, it has not yet made any appointments.

    Aquila has committed to the NYSE that, if the Offer is not successfully completed, the Board will promptly appoint two independent directors who are currently members of UtiliCorp's board of directors to serve as independent directors on the Board and as members of Aquila's audit committee. Aquila believes that this would comply with the rules of the NYSE. The NYSE has indicated that appointment of two UtiliCorp independent directors to Aquila's audit committee as proposed by Aquila would satisfy the NYSE audit committee requirements.

    OTHER. The information set forth in the documents listed under the caption "Exhibits" is incorporated herein by this reference.

ITEM 9. EXHIBITS

  (a)(1)  Restated Certificate of Incorporation of Aquila, Inc.
          (incorporated by reference to Exhibit 3.1 to Aquila's
          Quarterly Report on Form 10-Q for the quarterly period ended
          September 30, 2001)

  (a)(2) Amended By-laws of Aquila, Inc. (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(3) Prospectus dated December 3, 2001 (incorporated by reference to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(4) Form of Exchange Offer Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(5) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(6)  Form of Letter from UtiliCorp to Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
          (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(7)  Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(8)  Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(9)  Press release issued by Aquila on November 20, 2001
          (incorporated by reference to the press release under cover of Form 425, filed by Aquila on November 20, 2001)

  (a)(10) Letter from Aquila to its stockholders dated November 20, 2001 (incorporated by reference to the letter under cover of Form 425, filed by Aquila on November 21, 2001)

  (a)(11) Press release issued by Aquila on December 14, 2001

  (a)(12) Consolidated Amended Class Action Complaint titled Francine
          Pluck v. Aquila, Inc., et al.; Joyce Sarsik v. Robert K.
          Green, et al.; Charles Zimmer v. Richard C. Green, Jr., et al., filed on December 5, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit (i)(17) to the Schedule TO, filed by UtiliCorp on December 3, 2001, as amended)

  (a)(13) Complaint titled Roseanne Caruso v. Aquila Inc., UtiliCorp
          United, Inc., Richard C. Green, Jr., Robert K. Green, and
          Keith G. Stamm, filed November 8, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit 99.25 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(14) Complaint titled Darren Pinnock v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed on November 8, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit 99.26 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(15) Complaint titled George Siemers v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed November 8, 2001 in the Chancery Court of the
          State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.27 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(16) Complaint titled James Hanson v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed November 8, 2001 in the Chancery Court of the
          State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.28 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(17) Complaint titled Jason Greene v. Robert K. Green;
          Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United
          Inc., and Aquila, Inc., filed November 9, 2001 in the
          Chancery Court of the State of Delaware in and for New
          Castle County (incorporated by reference to Exhibit 99.31 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(18) Complaint titled Nicholas Ruhland v. Robert K. Green;
          Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United
          Inc., and Aquila, Inc., filed November 9, 2001 in the
          Chancery Court of the State of Delaware in and for New
          Castle County (incorporated by reference to Exhibit 99.32 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(19) Second Amended Class Action Petition titled Edward
          Shlomovich v. Robert K. Green, Richard C. Green, Jr.,
          Keith G. Stamm, Aquila Inc., and UtiliCorp United Inc., filed on December 5, 2001 in the Circuit Court of Jackson
          County, Missouri at Kansas City (incorporated by reference to Exhibit (i)(18) to the Schedule TO, filed by UtiliCorp on December 3, 2001, as amended)

  (e)(1)  Amended and Restated Revolving Credit Agreement between
          Aquila, Inc. and UtiliCorp United Inc. dated October 1, 2001
          (incorporated by reference to Exhibit 10.2 to Aquila's
          Quarterly Report on Form 10-Q for the quarterly period ended
          September 30, 2001)

  (e)(2)  Master Separation Agreement between UtiliCorp United Inc.
          and Aquila, Inc. dated April 24, 2001

  (e)(3)  Transitional Services Agreement between UtiliCorp United
          Inc. and Aquila, Inc. dated April 24, 2001

  (e)(4)  Employee Matters Agreement between UtiliCorp United Inc. and
          Aquila, Inc. dated April 24, 2001

  (e)(5)  Tax Matters Agreement between UtiliCorp United Inc. and
          Aquila, Inc. dated April 24, 2001

  (e)(6)  Registration Rights Agreement between UtiliCorp United Inc.
          and Aquila, Inc. dated April 24, 2001

  (e)(7) Intellectual Property Cross-License and Transfer Agreement between UtiliCorp United Inc. and Aquila, Inc. dated
          April 24, 2001

  (e)(8)  Employment Agreement between UtiliCorp United Inc. and
          Richard C. Green, Jr. dated November 6, 1996 (incorporated by reference to Exhibit 10.4 to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998)

  (e)(9)  Employment Agreement between UtiliCorp United Inc. and
          Robert K. Green dated November 6, 1996 (incorporated by reference to Exhibit 10.5 to UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 1998)

  (e)(10) UtiliCorp United Inc. Annual and Long Term Incentive Plan, including all amendments (incorporated by reference to Exhibit 10(a)(3) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999)

  (e)(11) Amended and Restated UtiliCorp United Inc. Supplemental
          Executive Retirement Plan (incorporated by reference to
          Exhibit 10(a)(1) to UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 2001)

  (e)(12) Amended and Restated UtiliCorp United Inc. Capital
          Accumulation Plan (incorporated by reference to Exhibit 10(a)(14) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 2000)

  (e)(13) First Amendment to UtiliCorp United Inc. Capital
          Accumulation Plan (incorporated by reference to Exhibit 10(a)(2) of UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 2001)

  (e)(14) Severance Compensation Agreement between Aquila, Inc. and
          Keith G. Stamm dated March 16, 2001 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1, filed by Aquila on
          March 23, 2001 ("Amendment No. 2 to the Form S-1"))

  (e)(15) Severance Compensation Agreement between Aquila, Inc. and
          Dan J. Streek dated March 16, 2001 (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Form S-1)

  (e)(16) Severance Compensation Agreement between Aquila, Inc. and
          Edward K. Mills dated March 16, 2001 (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Form S-1)

  (e)(17) Severance Compensation Agreement between Aquila, Inc. and
          John A. Shealy dated March 16, 2001 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Form S-1)

  (e)(18) Severance Compensation Agreement between Aquila, Inc. and
          Jeffrey D. Ayers dated March 16, 2001 (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Form S-1)

  (e)(19) Severance Compensation Agreement between Aquila, Inc. and
          Brock A. Shealy dated March 16, 2001 (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Form S-1)

  (e)(20) Aquila, Inc. 2001 Omnibus Incentive Compensation Plan
          (incorporated by reference to Exhibit 10.13 to Amendment
          No. 2 to the Form S-1)

  (e)(21) Form of Aquila, Inc. 2001 Omnibus Incentive Compensation
          Plan Non-Qualified Stock Option Award (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Form S-1)

  (e)(22) UtiliCorp United Inc. Amended and Restated 1986 Stock
          Incentive Plan (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999)

  (e)(23) First Amendment and Second Amendment to UtiliCorp United
          Inc. Amended and Restated 1986 Stock Incentive Plan
          (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for the year ended
          December 31, 2000)

  (e)(24) UtiliCorp United Inc. Life Insurance Program for Officers
          (incorporated by reference to Exhibit 10(a)(13) of UtiliCorp's Annual Report on Form 10-K for the year ended
          December 31, 1995)

  (g)     Not applicable

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2001.

                                                       AQUILA, INC.

                                                       By:             /s/ JEFFREY D. AYERS
                                                            -----------------------------------------
                                                                         Jeffrey D. Ayers
                                                             GENERAL COUNSEL AND CORPORATE SECRETARY

                                    ANNEX A

COMPENSATION OF AQUILA AND UTILICORP DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth a summary of the compensation received by the directors and executive officers from UtiliCorp and/or its subsidiaries for services provided to UtiliCorp and its subsidiaries for, with respect to Messrs. Robert K. Green, Richard C. Green, Jr., Stamm and Mills, the three calendar years prior to the IPO, as disclosed in UtiliCorp's annual proxy statement for 2001, and, with respect to Messrs. Streek, Ayers and John A. Shealy, for the calendar year prior to the IPO, as disclosed in the prospectus related to the IPO.

                        CERTAIN COMPENSATION INFORMATION

                                                ANNUAL COMPENSATION                          LONG-TERM COMPENSATION
                                       -------------------------------------   --------------------------------------------------
                                                                                            NUMBER OF
                                                                                            UTILICORP
                                                                               RESTRICTED     SHARES
                                                               OTHER ANNUAL      STOCK      UNDERLYING                ALL OTHER
          AQUILA                        SALARY      BONUS      COMPENSATION      AWARDS       STOCK        LTIP      COMPENSATION
DIRECTOR/EXECUTIVE OFFICER    YEAR        $           $             $             $(1)       OPTIONS         $            $
--------------------------  --------   --------   ---------   --------------   ----------   ----------   ---------   ------------
Robert K. Green..........     2000     709,865    2,000,000       45,521       2,244,880      52,000     1,456,224      67,586(2)
                              1999     630,194           --       19,138         912,114     156,000     1,572,441      58,981
                              1998     517,786           --       50,814         840,294     108,000     1,265,680      47,693
Richard C. Green, Jr.....     2000     886,885    2,000,000       30,380       2,556,100      65,000     1,820,280      91,861(3)
                              1999     768,678           --       30,145       1,134,756     195,000     1,965,551      36,758
                              1998     720,674           --       32,415       1,041,590     135,000     1,582,325      41,992
Keith G. Stamm...........     2000     268,614    2,339,066        3,333         557,297      39,699       284,419      51,683(4)
                              1999     187,085           --        8,266          45,894      35,982        55,077      32,602
                              1998     173,365       44,000        6,617              --      29,540        40,596      26,873
Edward K. Mills..........     2000     280,028    3,377,056       40,660         425,000      21,000       708,750      34,434(5)
                              1999     263,626      636,600       36,146              --      70,500       174,055      25,120
                              1998     221,912      490,000       20,571              --      34,200       491,352      22,386
Dan Streek...............     2000     172,558      444,844        2,775          82,917       5,000        37,923      22,791(6)
Jeffrey D. Ayers.........     2000     178,837      388,381           --          65,500          --            --      22,534(7)
John A. Shealy...........     2000     213,633      380,403        7,671         505,936       8,000       461,248      26,398(8)

--------------------------

(1) Restrictions lapse at various times following the third anniversary of the grant. Dividends are paid on restricted stock awards at the same rate as paid to all stockholders. Based on the closing sale price for the shares of UtiliCorp common stock on the NYSE as of November 28, 2001, the value of total shares of UtiliCorp restricted stock held by the above persons were:
    Richard C. Green, Jr. (381,783 shares; $9,891,998); Robert K. Green (475,646 shares; $12,323,988); Mr. Stamm (25,709 shares; $666,120); Mr. Mills (66,539 shares; $1,724,025); Mr. Streek (2,784 shares; $72,133); Mr. Ayers (917 shares; $23,759); and John A. Shealy (75,292 shares; $1,950,816).

(2) Consists of employer contributions to the Capital Accumulation Plan of $42,591, a lump-sum payment of perquisite allowance for 2000 of $15,000, premium paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $1,486, and an allowance of $8,509 representing the company contribution to the flexible benefits program on behalf of officer.

(3) Consists of employer contributions to the UtiliCorp United Retirement Investment Plan of $4,800, employer contributions to the Capital Accumulation Plan of $53,214, a lump-sum payment of perquisite allowance for 2000 of $20,000, premium paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $3,385, and an allowance of $10,462 representing the company contribution to the flexible benefits program on behalf of officer.

(4) Consists of employer contributions to the UtiliCorp United Retirement Investment Plan of $8,766, employer contributions to the Capital Accumulation Plan of $11,705, a lump-sum payment of perquisite allowance for 2000 of $5,000, premium paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $772, an allowance of $6,686 representing the company contribution to the flexible benefits program on behalf of officer, and a payment for foreign assignments of $18,754.

(5) Consists of employer contributions to the UtiliCorp United Retirement Investment Plan of $15,300, employer contributions to the Capital Accumulation Plan of $6,301, a lump-sum payment of perquisite allowance for 2000 of $5,000, premium paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $706, and an allowance of $7,126 representing the company contribution to the flexible benefits program on behalf of officer.

(6) Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $9,164, a lump sum payment of perquisite allowance for 2000 of $3,000, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $203, employer contributions to the Capital Accumulation Plan of $6,058, and an allowance of $4,366 representing the company contribution to the flexible benefits program.

(7) Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $10,839, premiums paid for term life insurance and accidental death and dismemberment insurance equivalent to three times salary of $266, employer contributions to the Capital Accumulation Plan of $4,992, and an allowance of $6,457 representing the company contribution to the flexible benefits program.

(8) Consists of employer contributions to the UtiliCorp United Inc. Retirement Investment Plan of $9,492, a lump sum payment of perquisite allowance for 2000 of $5,000, premiums paid for term life insurance and accidental death & dismemberment insurance equivalent to three times salary of $544, employer contributions to the Capital Accumulation Plan of $4,580, and an allowance of $6,782 representing the company contribution to the flexible benefits program.

RELATIONSHIPS WITH UTILICORP: AGREEMENTS BETWEEN UTILICORP AND AQUILA ENTERED INTO IN CONNECTION WITH THE IPO

    In connection with the IPO, Aquila and UtiliCorp entered into the various agreements and transactions described below. The descriptions below are qualified in their entirety by reference to the specific provisions of the documents, which have been filed as Exhibits (e)(2) through (e)(7) to this
Schedule 14D-9 and incorporated herein by this reference.

SEPARATION AGREEMENT

    In connection with the IPO, Aquila entered into a separation agreement with UtiliCorp.

    ALLOCATION OF ASSETS AND LIABILITIES. In accordance with the separation agreement, upon the closing of the IPO, UtiliCorp transferred to Aquila all interests that UtiliCorp had in assets used exclusively in Aquila's business, and other specifically identified assets, at net book value. Also, upon the closing of the IPO, Aquila assumed all liabilities associated with the assets UtiliCorp transferred to Aquila to the extent that the liabilities arise from Aquila's business, except for specified credit support obligations that UtiliCorp agreed to retain. In addition, Aquila transferred to UtiliCorp all interests that it had in assets used exclusively in UtiliCorp's businesses other than Aquila, and other specifically identified assets, at net book value. UtiliCorp agreed to assume all liabilities Aquila associated with the assets Aquila transferred to UtiliCorp to the extent the liabilities arise from UtiliCorp's businesses other than Aquila.

    TERMINATION OF THE AGREEMENT. The separation agreement may be terminated only by mutual agreement of the parties.

    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. Under the separation agreement, UtiliCorp released Aquila, and Aquila released UtiliCorp, from any liabilities arising from events occurring before the closing of the IPO, including events relating to the IPO. This release does not prevent either party from enforcing any intercompany agreement.

    INDEMNIFICATION. Under the separation agreement, Aquila has agreed to indemnify UtiliCorp for all liabilities to any third party to the extent the liabilities arise from: Aquila's acts or omissions or alleged acts or omissions in the conduct of its business or in connection with the IPO; any breach by Aquila of the separation agreement; and any of Aquila's liabilities or any liabilities related to credit support provided by UtiliCorp on Aquila's behalf. Under the agreement, UtiliCorp agreed to indemnify Aquila from all liabilities to any third party to the extent those liabilities arise from: acts or omissions or alleged acts or omissions of UtiliCorp in the conduct of its business or in connection with the IPO; any breach by UtiliCorp of the separation agreement; and any liabilities of UtiliCorp other than the credit support arrangements provided by UtiliCorp on Aquila's behalf. In any case, the indemnifying party is required to make indemnification payments net of insurance proceeds that the indemnified party may receive.

    COVENANTS BETWEEN AQUILA AND UTILICORP. The separation agreement includes covenants obligating Aquila and UtiliCorp to cooperate in the exchange of information and in auditing and accounting practices and to resolve disputes in particular ways.

    INFORMATION EXCHANGE. Aquila and UtiliCorp have agreed to share information to facilitate compliance with reporting and disclosure requirements, for use in any litigation or regulatory proceeding and to satisfy applicable accounting and audit requirements. In addition, the parties have each agreed to maintain adequate internal accounting systems to allow the other to satisfy its own reporting, accounting and audit obligations and prepare its own financial statements and reports. The parties have each agreed to retain records in accordance with their record retention policies, with various exceptions, and to use commercially reasonable efforts to make available personnel and records for use by the other in connection with legal, regulatory, administrative or other proceedings.

    AUDITING PRACTICES. Aquila has agreed that, for any financial reporting period in which it is UtiliCorp's subsidiary, it will: not select an independent accounting firm that is different from the firm UtiliCorp uses without its prior consent; cause Aquila's auditors to date their opinion on Aquila's audited annual financial statements on the same date that UtiliCorp's auditors date their opinion on UtiliCorp's consolidated financial statements; cause Aquila's auditors to provide clearance on Aquila's quarterly financial statements on the same date that UtiliCorp's auditors provide clearance on UtiliCorp's quarterly financial statements; provide UtiliCorp with all relevant information to enable UtiliCorp to prepare UtiliCorp's financial statements (and UtiliCorp has agreed to provide Aquila with all relevant information to enable it to prepare its financial statements); grant UtiliCorp's auditors access to Aquila's auditors and their records (and UtiliCorp has agreed to grant Aquila's auditors access to UtiliCorp's auditors and their records); and make no change to its accounting principles without UtiliCorp's prior consent.

    DISPUTE RESOLUTION. Aquila and UtiliCorp have agreed that, if problems arise between Aquila and UtiliCorp, UtiliCorp will both follow the following procedures: Aquila and UtiliCorp will refer the dispute to a separation committee consisting of each of their general counsel; if the separation committee is unable to resolve the dispute, Aquila and UtiliCorp will attempt to resolve the dispute through non-binding mediation; and if mediation fails, Aquila and UtiliCorp will resolve the dispute by binding arbitration. There is nothing that prevents either of Aquila or UtiliCorp from initiating litigation at any time if failure to do so would substantially and irreparably harm that party.

    REGULATORY MATTERS. Aquila has agreed that, for a period beginning at the closing of the IPO and ending two years after the date on which UtiliCorp owns less than 50% of the combined voting power of Aquila's outstanding voting stock, Aquila will not, with some exceptions, initiate or participate in proceedings or matters involving UtiliCorp or any of UtiliCorp's subsidiaries before the FERC or any agency or legislature of the state of Colorado, Iowa, Kansas, Michigan, Minnesota, Missouri or Nebraska or any international jurisdiction in which UtiliCorp or any of UtiliCorp's subsidiaries operates. This restriction does not apply, however, to the extent that the proceedings directly involve a contract to which Aquila is a party.

    CREDIT SUPPORT OBLIGATIONS. UtiliCorp has agreed to maintain all credit support arrangements existing in Aquila's favor as of the closing of the IPO. Following the date UtiliCorp ceases to own at least 50% of the combined voting power of Aquila's outstanding capital stock, Aquila will pay UtiliCorp a quarterly fee equal to one-quarter of one percent of UtiliCorp's total maximum exposure under the credit support arrangements, without regard to market conditions or other factors, except for credit support arrangements supporting Aquila's long-term gas sales agreements. For these agreements, UtiliCorp's quarterly fee is equal to one-quarter of one percent of UtiliCorp's mark-to-market exposure under these agreements. UtiliCorp will be required to negotiate a new credit support fee with Aquila by March 31, 2002. Upon UtiliCorp's request, Aquila must use its commercially reasonable efforts to release or replace any of UtiliCorp's credit support obligations.

    INSURANCE MATTERS. The separation agreement also contains provisions governing Aquila's insurance coverage for a period beginning as of the closing of the IPO and ending on the earlier of the second anniversary of the IPO and 60 days following the date on which UtiliCorp own less than 50% of the combined voting power of Aquila's outstanding capital stock. During this time, UtiliCorp is required to maintain insurance policies for Aquila's benefit that are generally comparable to those maintained by UtiliCorp for Aquila's benefit at the time of the IPO, and Aquila is required to reimburse UtiliCorp for the corresponding premium expenses. If, during this time, any loss or liability that either party incurs exceeds the coverage limit under an insurance policy, the loss or liability will be borne by the party that exceeds the coverage limit. In the event both parties are responsible for losses which exceed the coverage limit, each party will be responsible for the amount in excess of the coverage limit in proportion to its losses. If any loss or liability is subject to a deductible under an insurance policy, the party which incurred the loss or liability is responsible for paying the deductible. If any premium is increased due to a party's loss or liability, the party which incurred the loss or liability will be responsible for the increased premium. Aquila's directors and officers are insured by UtiliCorp's directors and officers liability insurance program until the earlier of the second anniversary of the closing of the IPO or 60 days following the date on which UtiliCorp no longer own 50% of the combined voting power of Aquila's voting stock. Aquila will be required to effectuate a separate insurance program for its directors and officers after that time.

    CONFIDENTIALITY AND NON-USE. Within a certain period of transition, neither UtiliCorp nor Aquila may disclose the other's confidential information, or use that information to the other's detriment, except under limited circumstances.

TRANSITIONAL SERVICES AGREEMENT

    In connection with the IPO, Aquila and UtiliCorp entered into a transitional services agreement under which UtiliCorp agreed to provide various interim services to Aquila, including finance, accounting, information technology, cash management, human resources, credit and trading risk management and payroll services, in a manner similar to that in which UtiliCorp provided those services to Aquila prior to the IPO. Aquila is required to pay for UtiliCorp's services the amount of its cost plus a 1% administration fee. This fee is capped at $200,000 on an annual basis. Under arrangements for similar services under which UtiliCorp and its affiliates provided services to Aquila at cost, Aquila paid UtiliCorp $19.9 million in 1998, $23.4 million in 1999 and $30.5 million in 2000. During the first nine months of 2001, Aquila paid UtiliCorp $9.9 million for services UtiliCorp and its affiliates provided to Aquila. Generally, UtiliCorp and its affiliates are required to provide transitional services to Aquila for a term of two years from the closing of the IPO. However, with certain exceptions, UtiliCorp or its affiliates may terminate the transitional services upon 60 days written notice after UtiliCorp own less than 50% of the combined voting power of Aquila's outstanding voting stock, and Aquila may terminate the transitional services at any time after April 2002, upon 60 days written notice. Also, Aquila has agreed to indemnify UtiliCorp against any liabilities UtiliCorp may incur in providing the services to Aquila.

INTELLECTUAL PROPERTY CROSS-LICENSE AND TRANSFER AGREEMENT

    In connection with the IPO, Aquila entered into an agreement with UtiliCorp to govern the division, transfer and license of certain trademarks, technology and other intellectual property used in its businesses. Specifically, under this agreement, UtiliCorp transferred to Aquila various of UtiliCorp's owned trademarks, software and other intellectual property used exclusively in Aquila's businesses, including "Aquila Energy," "Aquila," "GuaranteedBill(sm)," "GuaranteedGeneration(sm)," "GuaranteedPeaking(sm)," "GuaranteedPower(sm),"
"GuaranteedTransmission(sm) and "GuaranteedWeather(-Registered Trademark-)." UtiliCorp also licenses to Aquila certain technology and other intellectual property rights (including computer software and domain names) owned by UtiliCorp and used by Aquila. Aquila has agreed that, following the date on which UtiliCorp no longer owns 50% of the combined voting power of Aquila's outstanding voting stock, it will pay UtiliCorp a market-based royalty for these licenses. Furthermore, Aquila agreed to use commercially reasonable efforts to have itself made a party to or sublicense certain agreements under which UtiliCorp is a licensee for technology Aquila currently uses.

EMPLOYEE MATTERS AGREEMENT

    In connection with the IPO, Aquila and UtiliCorp entered into an employee matters agreement that allocated assets, liabilities and responsibilities relating to Aquila's current and former employees and addresses the participation of these employees in the benefit plans, including stock plans, that UtiliCorp sponsors and maintains.

    Under the employee matters agreement, each party is responsible for all employment related liabilities, including those which arose prior to the IPO, relating to the conduct of its respective business.

    Under the employee matters agreement, all eligible employees will continue to participate in UtiliCorp's benefit plans until the "group change date." The group change date is defined as the first date on which UtiliCorp owns less than 80% of the combined voting power of Aquila's outstanding voting stock and less than 80% of the total value of Aquila's outstanding capital stock. Under the employee matters agreement, from and after the group change date, Aquila's employees would participate in benefit plans Aquila would establish, except that Aquila employees who retire prior to the group change date would continue to participate in UtiliCorp's benefit plans.

    If Aquila establishes its own corresponding or new benefit plans, it may modify or terminate any plan it maintains in accordance with its terms and Aquila's policies. None of Aquila's benefit plans would provide benefits that duplicate benefits provided under UtiliCorp's plans at the time of the group change date. Each of Aquila's benefit plans would be required to take into account all service, compensation and other benefits criteria recognized under UtiliCorp's corresponding benefit plan as of the group change date. Under the employee matters agreement, if the group change date were to occur, Aquila's employees would cease to participate in UtiliCorp's pension plan. The parties would then be required to establish a mutually agreeable transition of accrued pension plan benefits for Aquila's employees.

    Under the employee matters agreement, prior to the date on which UtiliCorp first own less than 50% of the combined voting power of Aquila's outstanding voting stock, Aquila may not solicit or hire UtiliCorp's employees without UtiliCorp's prior approval.

TAX MATTERS AGREEMENT

    UtiliCorp and Aquila, along with other subsidiaries of UtiliCorp, file a consolidated federal income tax return. Prior to the IPO, under an informal agreement, the current and deferred tax expense of each member of the UtiliCorp consolidated group was computed on a stand-alone basis. In connection with the IPO, Aquila and UtiliCorp have entered into a tax matters agreement to govern the allocation of U.S. income tax liabilities and other tax matters. Under the Internal Revenue Code, Aquila would cease to be a member of UtiliCorp's consolidated group if, and at a time at which, UtiliCorp owns less than 80% of the combined voting power of Aquila's outstanding capital stock or owns less than 80% of the value of its outstanding capital stock. Under the tax matters agreement, UtiliCorp generally is responsible for filing any returns required to be filed on a consolidated basis so long as Aquila is consolidated with UtiliCorp for tax purposes. For tax periods for which UtiliCorp files a consolidated return that includes Aquila, Aquila is required to pay UtiliCorp the taxes for which Aquila and its subsidiaries would have been liable if it had been a stand-alone company during that tax period.

    There may be U.S. state and local jurisdictions in which Aquila files separate tax returns, not combined or consolidated with UtiliCorp. Under the tax matters agreement, Aquila is responsible for

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filing these separate returns and paying the corresponding taxes, and UtiliCorp prepares and files all tax returns that are filed on a consolidated, combined or unitary basis and that include Aquila. Aquila is required to prepare and file all tax returns required to be filed by it for all tax periods after Aquila ceases to be a member of UtiliCorp's consolidated group.

    Under the tax matters agreement, the party responsible for preparing and filing a tax return has the right to determine all tax elections. If tax adjustments related to Aquila arise after any deconsolidation of Aquila from UtiliCorp's consolidated group and relate to a tax return filed for a period prior to the deconsolidation, any resulting refund or increased taxes will be paid to or by the party responsible for the refund or increased taxes. Aquila alone will be responsible for increased taxes, however, if those tax adjustments relate either to Aquila's separation from UtiliCorp or its deconsolidation from UtiliCorp's consolidated group.

    In addition, the parties have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, tax returns filed for tax periods before Aquila ceases to be a member of UtiliCorp's consolidated group and to provide information related to those periods. The parties have agreed to indemnify each other for any tax liabilities resulting from the breach of the tax matters agreement or the failure to pay any amounts due under the terms of the tax matters agreement or for costs resulting from either party's negligence in providing accurate or complete information in the preparation of any tax return.

    Aquila is responsible for any taxes associated with the restructuring of its business operations, except that Aquila is only responsible for one-half of any taxes associated with the restructuring of Aquila Canada Corporation. Aquila is also responsible for any and all taxes arising from any deconsolidation of Aquila from UtiliCorp's consolidated group except for taxes relating to excess loss accounts or intercompany transactions for which UtiliCorp would otherwise be responsible under applicable law.

REGISTRATION RIGHTS AGREEMENT

    Aquila has entered into a registration rights agreement with UtiliCorp to provide UtiliCorp and its permitted transferees (as defined in the registration rights agreement) with registration rights covering the 80,025,000 shares of Aquila's Class B common stock owned by UtiliCorp, and will apply to any shares of common stock issued or issuable with respect to the Class B common stock by way of a stock dividend, stock split, merger, consolidation or reorganization or upon the exercise, conversion or exchange of other securities held by UtiliCorp. The registration rights took effect when UtiliCorp provided Aquila with written notice that UtiliCorp no longer intended to proceed with the distribution of its shares. Aquila is required at UtiliCorp's request or that of a permitted transferee to use its best efforts to register for public sale under the Securities Act of 1933 the shares of its capital stock held by UtiliCorp or the permitted transferee. UtiliCorp and its permitted transferees also will have the right to include UtiliCorp's shares of Aquila capital stock in future registrations Aquila initiates at Aquila's expense.

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                                 EXHIBIT INDEX

  (a)(1)  Restated Certificate of Incorporation of Aquila, Inc.
          (incorporated by reference to Exhibit 3.1 to Aquila's
          Quarterly Report on Form 10-Q for the quarterly period ended
          September 30, 2001)

  (a)(2) Amended By-laws of Aquila, Inc. (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(3) Prospectus dated December 3, 2001 (incorporated by reference to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(4) Form of Exchange Offer Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(5) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(6)  Form of Letter from UtiliCorp to Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees
          (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(7)  Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(8)  Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(9)  Press release issued by Aquila on November 20, 2001
          (incorporated by reference to the press release under cover of Form 425, filed by Aquila on November 20, 2001)

  (a)(10) Letter from Aquila to its stockholders dated November 20, 2001 (incorporated by reference to the letter under cover of Form 425, filed by Aquila on November 21, 2001)

  (a)(11) Press release issued by Aquila on December 14, 2001

  (a)(12) Consolidated Amended Class Action Complaint titled Francine
          Pluck v. Aquila, Inc., et al.; Joyce Sarsik v. Robert K.
          Green, et al.; Charles Zimmer v. Richard C. Green, Jr., et al., filed on December 5, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit (i)(17) to the Schedule TO, filed by UtiliCorp on December 3, 2001, as amended)

  (a)(13) Complaint titled Roseanne Caruso v. Aquila Inc., UtiliCorp
          United, Inc., Richard C. Green, Jr., Robert K. Green, and
          Keith G. Stamm, filed November 8, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit 99.25 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(14) Complaint titled Darren Pinnock v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed on November 8, 2001 in the Chancery Court of the State of Delaware in and for New Castle County
          (incorporated by reference to Exhibit 99.26 to the Registration Statement on Form S-4, filed by UtiliCorp on
          December 3, 2001)

  (a)(15) Complaint titled George Siemers v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed November 8, 2001 in the Chancery Court of the
          State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.27 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(16) Complaint titled James Hanson v. UtiliCorp Utd., Aquila,
          Inc., Robert K. Green, Richard C. Green, Jr. and Keith
          Stamm, filed November 8, 2001 in the Chancery Court of the
          State of Delaware in and for New Castle County (incorporated by reference to Exhibit 99.28 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(17) Complaint titled Jason Greene v. Robert K. Green;
          Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United
          Inc., and Aquila, Inc., filed November 9, 2001 in the
          Chancery Court of the State of Delaware in and for New
          Castle County (incorporated by reference to Exhibit 99.31 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(18) Complaint titled Nicholas Ruhland v. Robert K. Green;
          Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United
          Inc., and Aquila, Inc., filed November 9, 2001 in the
          Chancery Court of the State of Delaware in and for New
          Castle County (incorporated by reference to Exhibit 99.32 to the Registration Statement on Form S-4, filed by UtiliCorp on December 3, 2001)

  (a)(19) Second Amended Class Action Petition titled Edward
          Shlomovich v. Robert K. Green, Richard C. Green, Jr.,
          Keith G. Stamm, Aquila Inc., and UtiliCorp United Inc., filed on December 5, 2001 in the Circuit Court of Jackson
          County, Missouri at Kansas City (incorporated by reference to Exhibit (i)(18) to the Schedule TO, filed by UtiliCorp on December 3, 2001, as amended)

  (e)(1)  Amended and Restated Revolving Credit Agreement between
          Aquila, Inc. and UtiliCorp United Inc. dated October 1, 2001
          (incorporated by reference to Exhibit 10.2 to Aquila's
          Quarterly Report on Form 10-Q for the quarterly period ended
          September 30, 2001)

  (e)(2)  Master Separation Agreement between UtiliCorp United Inc.
          and Aquila, Inc. dated April 24, 2001

  (e)(3)  Transitional Services Agreement between UtiliCorp United
          Inc. and Aquila, Inc. dated April 24, 2001

  (e)(4)  Employee Matters Agreement between UtiliCorp United Inc. and
          Aquila, Inc. dated April 24, 2001

  (e)(5)  Tax Matters Agreement between UtiliCorp United Inc. and
          Aquila, Inc. dated April 24, 2001

  (e)(6)  Registration Rights Agreement between UtiliCorp United Inc.
          and Aquila, Inc. dated April 24, 2001

  (e)(7) Intellectual Property Cross-License and Transfer Agreement between UtiliCorp United Inc. and Aquila, Inc. dated
          April 24, 2001

  (e)(8)  Employment Agreement between UtiliCorp United Inc. and
          Richard C. Green, Jr. dated November 6, 1996 (incorporated by reference to Exhibit 10.4 to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998)

  (e)(9)  Employment Agreement between UtiliCorp United Inc. and
          Robert K. Green dated November 6, 1996 (incorporated by reference to Exhibit 10.5 to UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 1998)

  (e)(10) UtiliCorp United Inc. Annual and Long Term Incentive Plan, including all amendments (incorporated by reference to Exhibit 10(a)(3) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999)

  (e)(11) Amended and Restated UtiliCorp United Inc. Supplemental
          Executive Retirement Plan (incorporated by reference to
          Exhibit 10(a)(1) to UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 2001)

  (e)(12) Amended and Restated UtiliCorp United Inc. Capital
          Accumulation Plan (incorporated by reference to Exhibit 10(a)(14) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 2000)

  (e)(13) First Amendment to UtiliCorp United Inc. Capital
          Accumulation Plan (incorporated by reference to Exhibit 10(a)(2) of UtiliCorp's Quarterly Report on
          Form 10-Q for the quarterly period ended June 30, 2001)

  (e)(14) Severance Compensation Agreement between Aquila, Inc. and
          Keith G. Stamm dated March 16, 2001 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1, filed by Aquila on
          March 23, 2001 ("Amendment No. 2 to the Form S-1"))

  (e)(15) Severance Compensation Agreement between Aquila, Inc. and
          Dan J. Streek dated March 16, 2001 (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Form S-1)

  (e)(16) Severance Compensation Agreement between Aquila, Inc. and
          Edward K. Mills dated March 16, 2001 (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Form S-1)

  (e)(17) Severance Compensation Agreement between Aquila, Inc. and
          John A. Shealy dated March 16, 2001 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Form S-1)

  (e)(18) Severance Compensation Agreement between Aquila, Inc. and
          Jeffrey D. Ayers dated March 16, 2001 (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Form S-1)

  (e)(19) Severance Compensation Agreement between Aquila, Inc. and
          Brock A. Shealy dated March 16, 2001 (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Form S-1)

  (e)(20) Aquila, Inc. 2001 Omnibus Incentive Compensation Plan
          (incorporated by reference to Exhibit 10.13 to Amendment
          No. 2 to the Form S-1)

  (e)(21) Form of Aquila, Inc. 2001 Omnibus Incentive Compensation
          Plan Non-Qualified Stock Option Award (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Form S-1)

  (e)(22) UtiliCorp United Inc. Amended and Restated 1986 Stock
          Incentive Plan (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999)

  (e)(23) First Amendment and Second Amendment to UtiliCorp United
          Inc. Amended and Restated 1986 Stock Incentive Plan
          (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for the year ended
          December 31, 2000)

  (e)(24) UtiliCorp United Inc. Life Insurance Program for Officers
          (incorporated by reference to Exhibit 10(a)(13) of UtiliCorp's Annual Report on Form 10-K for the year ended
          December 31, 1995)

  (g)     Not applicable